As filed with the Securities and Exchange Commission on June 3, 2008
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SuccessFactors, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7372	94-3398453
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, California 94404
(650) 645-2000
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Lars Dalgaard
President and Chief Executive Officer
SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, California 94404
(650) 645-2000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Please send copies of all communications to:

Gordon K. Davidson, Esq. William R. Schreiber, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Julian K. Ong, Esq. Vice President, General Counsel and Secretary SuccessFactors, Inc. 1500 Fashion Island Blvd., Suite 300 San Mateo, California 94404 (650) 645-2000	Robert V. Gunderson, Jr., Esq.
Brooks Stough, Esq.
Brian C. Hutchings, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin &
Hachigian, LLP
155 Constitution Drive
Menlo Park, California 94025
(650) 321-2400

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Offering Price	Aggregate	Registration
Securities to be Registered	be Registered(1)	per Share(2)	Offering Price(2)	Fee
Common Stock, $0.001 par value	8,671,703 Shares	$11.23	$97,383,225	$3,827.17

(1)	Includes 1,131,091 shares issuable upon exercise of the underwriters’ option to purchase additional shares from the Registrant and the selling stockholders.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee based on the average of the high and low prices of the Registrant’s Common Stock on The NASDAQ Global Market on May 29, 2008 pursuant to Rule 457(c) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued June 3, 2008

7,540,612 Shares

COMMON STOCK

SuccessFactors, Inc. is offering 2,500,000 shares of its common stock and the selling stockholders are offering 5,040,612 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The NASDAQ Global Market under the symbol “SFSF.” The last reported sale price of the common stock on May 29, 2008 was $11.30 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $     A SHARE

		Underwriting	Proceeds to	Proceeds to
	Price to	Discounts and	Success	Selling
	Public	Commissions	Factors	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

We and certain of the selling stockholders have granted the underwriters the right to purchase up to an additional 1,131,091 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on          , 2008.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

DEUTSCHE BANK SECURITIES
CITI
PACIFIC CREST SECURITIES

THINKPANMURE, LLC	BROADPOINT

          , 2008

You should rely only on the information contained in this prospectus or in any free-writing prospectus or incorporated by reference in this prospectus that we specifically authorize to be delivered or made available to you. Neither we nor the selling stockholders nor the underwriters have authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or any free-writing prospectus or document incorporated by reference in this prospectus is accurate only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or the documents incorporated by reference in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information provided elsewhere in this prospectus or incorporated by reference in this prospectus, including in our consolidated financial statements and the related notes. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

SUCCESSFACTORS, INC.

SuccessFactors is the leading provider of on-demand performance and talent management software solutions that enable organizations to optimize the performance of their people to drive business results. We deliver our application suite on demand to organizations of all sizes across all industries and geographies. Our application suite is hosted on our servers located at third-party data centers, and customers access it over the Internet using a standard web browser. We strive to delight our customers by delivering innovative solutions, a broad range of performance and talent management content, process expertise and best practices knowledge gained from serving our large and varied customer base. We have over 1,950 customers across over 60 industries, with more than three million end users in over 185 countries using our application suite in 22 languages. Our customer base has organizations with as few as three and as many as 300,000 end users, including American Electric Power Service Corporation, AmerisourceBergen Corporation, Kimberly-Clark Corporation, Lowe’s Companies, Inc., Quintiles Transnational Corp., Sears Holdings Corporation, Sutter Health, Textron Inc., T-Mobile USA, Inc., U.S. Postal Inspection Service and Wachovia Corporation.

Organizations have long sought to increase the performance of their people. However, it continues to be very difficult to implement processes and systems to effectively manage human capital throughout an organization. In addition, several key trends, including increased employee mobility, diverse and geographically-distributed workforces, demographic changes and constantly evolving business requirements, are making it even more difficult for organizations to strategically manage and optimize their people. Given these increasing challenges, organizations must take a strategic view of human resources, or HR, and adopt new processes and systems to strategically manage and optimize their people to drive business results. In particular, organizations need a performance and talent management system to:

•	align employee performance goals with overall organizational goals;

•	measure and manage employee performance against aligned goals throughout the organization;

•	pay employees based on their performance;

•	recruit talent internally and externally to fill critical gaps in the organization;

•	identify employee skill gaps and provide needed training for current and future job requirements; and

•	plan for succession in the event of employee promotions, transfers and departures.

Most organizations have not implemented systematic, information technology-enabled processes to realize strategic HR. Organizations that have attempted to implement performance and talent management systems have generally tried paper-based processes, which remain the dominant approach, custom-built systems, third-party human resources management systems, or point applications designed only to address specific needs. Most of these approaches have serious shortcomings, including an inability to: achieve full participation across the organization; deliver cost-effective solutions; and provide organizations a comprehensive view of employees’ skills, capabilities and performance.

Our solution includes the following:

•	Performance Management streamlines the performance appraisal process for meaningful feedback and enables organizations to tie employee performance to business results;

•	Goal Management supports the process of creating, monitoring and assessing employee goals across the organization and focuses employees on shared organizational goals;

•	Compensation Management helps customers establish a pay-for-performance culture;

•	Succession Management allows customers to plan for staffing changes and assure the readiness of employee talent at all levels;

•	Learning and Development aligns learning activities with competency gaps and facilitates the attainment of skills required for current and future job requirements;

•	Recruiting Management streamlines the process of identifying, screening, selecting and hiring job applicants;

•	Analytics and Reporting provides visibility into key performance and talent data across the organization;

•	Employee Profile aggregates employee profile information across an organization;

•	360-Degree Review supports the collection of performance feedback from peers, subordinates and superiors;

•	Employee Survey provides a fast and efficient way to gain perspective on employee engagement, satisfaction and other relevant employee data; and

•	Proprietary and Third-Party Content provides customers with valuable insights and information to increase the effectiveness of their performance and talent management.

Key benefits of our solution include:

•	Core Performance Management and Goal Management to Drive Business Results. We designed our solution around our core Performance Management and Goal Management modules because we believe they serve as the foundation for other human capital management activities, such as recruiting, learning and development, compensation and succession planning.

•	Organically Built, Not Just Functionally Integrated, Modular Suite. We built our modules organically using the same code base so that customers can provide their employees with a common user experience, leverage common data and processes, and easily add modules over time.

•	Continuous Customer-Driven Development. We capture and incorporate best practices knowledge we gain from interactions with our customer base. Our customer-centric development focus, together with our on-demand model, have enabled us to release significant enhancements every month for the past six years.

•	Ease-of-Use Drives Adoption. Our user interface is designed to be highly intuitive, requiring limited training for end users.

•	Relentless User-Centric Innovation. We focus on end users across all business functions and strive to deliver business applications that are as engaging as popular consumer web applications by incorporating features and content such as real-time coaching, goal and performance review writing assistants, personal dashboards and best-practice wizards.

•	Highly Configurable On-Demand Application Suite. Our on-demand application suite requires no installation of software or equipment on premises, which significantly reduces the costs and risks of traditional enterprise software. Our scalable solution is highly configurable, allowing customers to tailor their deployment to reflect their identity, unique business processes, and existing forms and templates.

•	Broad Applicability Within Organizations of All Sizes and Industries. Our solution is designed to be used by all employees at all levels within an organization, and we offer multiple editions to meet the needs of organizations of all sizes.

Our Strategy

Our goal is to enable organizations to substantially increase employee productivity worldwide. We are intensely focused on our customers and work closely with them to achieve long-term, measurable success. Key elements of our strategy include:

•	maintaining our high-performance culture to drive business results;

•	aggressively expanding our customer base by investing across all areas of our business, increasing our presence in targeted geographies, and deepening and broadening the industry-specific solutions in our application suite;

•	leveraging our existing customer base to increase the number of end users, cross-selling new modules, and maintaining a high level of contract renewals;

•	refining our solution and developing new and relevant features and functionality;

•	continually enhancing our application suite with proprietary and third-party content; and

•	scaling and leveraging our distribution channels and key relationships.

Risks Affecting Us

Our business is subject to a number of risks, which are highlighted in the section entitled “Risk Factors” immediately following this summary. These include:

•	we incurred net losses of $20.8 million in 2005, $32.0 million in 2006, $75.5 million in 2007 and $19.3 million in the three months ended March 31, 2008; we expect to incur additional losses for the foreseeable future; and we may not achieve or sustain profitability;

•	our independent registered public accounting firm has, in prior periods, noted material weaknesses in our internal control over financial reporting;

•	because we recognize revenue from our customers over the terms of their agreements but incur most expenses associated with generating customer agreements up front, rapid growth in our customer base will initially result in increased losses;

•	our business depends substantially on customer renewals and pricing levels, which drive longer-term profitability and cash flows;

•	our business could be significantly harmed as a result of outages or security breaches;

•	the market for on-demand performance and talent management software is in its early stages, and lack of growth could hurt our business; and

•	the highly competitive nature of the performance and talent management software market could adversely affect our ability to compete effectively.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” beginning on page 7.

Corporate Information

We were incorporated in Delaware on May 23, 2001 as Success Acquisition Corporation and have been doing business as SuccessFactors, Inc. In April 2007, we changed our name to SuccessFactors, Inc. Our principal executive offices are located at 1500 Fashion Island Blvd., Suite 300, San Mateo, California 94404, and our telephone number is (650) 645-2000. Our website address is www.successfactors.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Except where the context requires otherwise, in this prospectus “SuccessFactors,” “we,” “us” and “our” refer to SuccessFactors, Inc., a Delaware corporation, and where appropriate, its subsidiaries.

“SuccessFactors,” the SuccessFactors logo, “SuccessFactory,” “IdeaFactory,” “People Performance,” “SuccessConnect” and “SuccessFactors University” are trademarks of SuccessFactors. Other service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

THE OFFERING

Shares of common stock offered by us	2,500,000 shares

Shares of common stock offered by the selling stockholders	5,040,612 shares

Shares of common stock to be outstanding after this offering	54,888,273 shares

Use of proceeds	We expect to use the net proceeds to us from this offering for general corporate purposes and working capital, which may include potential acquisitions. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

NASDAQ Global Market symbol	“SFSF”

The number of shares of common stock that will be outstanding after this offering is based on 52,388,273 shares of our common stock outstanding as of March 31, 2008 and excludes:

•	11,508,390 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2008, at a weighted-average exercise price of approximately $5.04 per share;

•	6,694,494 shares of common stock available for future issuance under our 2007 Equity Incentive Plan, as of March 31, 2008; and

•	499,535 shares of common stock issuable upon exercise of a warrant outstanding as of March 31, 2008 at an exercise price of approximately $4.80 per share (which warrant was subsequently exercised in May 2008 on a net exercise basis).

Subsequent to March 31, 2008, from April 1, 2008 to May 31, 2008, we granted options to purchase 716,500 shares of common stock at a weighted average exercise price of $11.18 per share.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional 1,131,091 shares of common stock from us and certain of the selling stockholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 from our audited consolidated financial statements incorporated by reference in this prospectus. We have derived the consolidated statement of operations data for the three months ended March 31, 2007 and 2008 and the consolidated balance sheet data as of March 31, 2008 from our unaudited consolidated financial statements incorporated by reference in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. The consolidated financial data set forth below should be read together with our consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere or incorporated by reference in this prospectus.

				Three Months
	Year Ended December 31,			Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$13,028	$32,570	$63,350	$12,391	$23,461
Cost of revenue(1)	7,635	14,401	26,341	5,051	9,336

Gross profit	5,393	18,169	37,009	7,340	14,125

Operating expenses:(1)
Sales and marketing	16,540	32,317	70,963	13,622	21,609
Research and development	6,120	10,622	16,725	3,557	5,209
General and administrative	3,624	7,483	19,091	2,651	7,092

Total operating expenses	26,284	50,422	106,779	19,830	33,910

Loss from operations	(20,891)	(32,253)	(69,770)	(12,490)	(19,785)
Interest and other income (expense), net(2)	80	249	(5,259)	(101)	640

Loss before provision for income taxes	(20,811)	(32,004)	(75,029)	(12,591)	(19,145)
Provision for income taxes	(9)	(42)	(425)	(28)	(153)

Net loss	$(20,820)	$(32,046)	$(75,454)	$(12,619)	$(19,298)

Net loss per common share, basic and diluted	$(14.29)	$(13.39)	$(8.35)	$(4.40)	$(0.37)

Shares used in computing net loss per common share, basic and diluted	1,457	2,393	9,036	2,869	51,650

(1)	Includes stock-based compensation expenses, as follows:

				Three Months
	Year Ended December 31,			Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands)

Cost of revenue	$22	$94	$448	$53	$182
Sales and marketing	129	351	2,269	214	785
Research and development	26	77	512	46	215
General and administrative	34	295	1,189	137	571

(2)	Interest and other income (expense), net in the year ended December 31, 2007 included a $2.5 million expense related to the fair value adjustment of convertible preferred stock warrants through the date of our initial public offering and a $1.9 million expense for amortization of debt issuance costs related to a warrant issued to a lender.

The following table presents our consolidated balance sheet as of March 31, 2008 on an actual basis and on an as adjusted basis to reflect our sale of shares of our common stock in this offering and the application of the net proceeds to us at an assumed public offering price of $11.30 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2008
	Actual	As Adjusted
	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$86,432	$112,776
Working capital	13,871	40,215
Total assets	139,418	165,762
Deferred revenue, current and long-term	112,776	112,776
Total stockholders’ equity	3,174	29,518

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or even all of your investment.

Risk Related to Our Business and Industry

We have a history of losses, we expect to continue to incur losses and we may not achieve or sustain profitability in the future.

We have incurred significant losses in each fiscal period since our inception in 2001. We incurred net losses of $20.8 million in 2005, $32.0 million in 2006, $75.5 million in 2007 and $19.3 million in the three months ended March 31, 2008. At March 31, 2008, we had an accumulated deficit of $160.6 million. These losses and accumulated deficit were due to the substantial investments we made to grow our business and acquire customers. For example, our sales and marketing expenses were 127% of revenue in 2005, 99% in 2006, 112% in 2007 and 92% in the three months ended March 31, 2008. We expect our operating expenses to increase in the future due to our expected increased sales and marketing expenses, operations costs and general and administrative costs and therefore we expect our losses to continue for the foreseeable future. Furthermore, to the extent we are successful in increasing our customer base, we will also incur increased losses because costs associated with generating customer agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. You should not consider our recent revenue growth as indicative of our future performance. Accordingly, we cannot assure you that we will achieve profitability in the future, nor that, if we do become profitable, we will sustain profitability.

Our independent registered public accounting firm identified numerous material audit adjustments and noted certain material weaknesses in our internal control over financial reporting in prior years. Failure to maintain effective internal control over financial reporting could result in our failure to accurately report our financial results.

During the audit of our consolidated financial statements for the three-year period ended December 31, 2005, our independent registered public accounting firm noted in its report to our audit committee that we had several material weaknesses in our internal controls over financial reporting. In connection with the audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted a material weakness in its report to our audit committee relating to an insufficient number of permanent and adequately-experienced accounting staff. This material weakness resulted in a number of audit adjustments to our consolidated financial statements for 2006 that were noted during the course of the audit.

We have now substantively completed a remediation plan which addressed the matters identified through the fiscal 2006 audit. Specifically, we hired additional accounting and finance personnel, improved the review process in areas that had previously resulted in audit adjustments and formalized our policies and procedures in critical accounting areas. Management has completed an evaluation of the effectiveness of the additional controls and has concluded that the material weaknesses described above had been remediated as of December 31, 2007 and no material weaknesses existed as of that date. Despite the remediation of these prior material weaknesses, we could in future periods, including the current year, identify additional material weaknesses or significant deficiencies, which adversely impact our financial statements. If we experience additional material weaknesses, these could result in material audit adjustments, or cause investors to lose confidence in our ability to operate our business, any of which could negatively impact our stock price.

The rules of the Securities and Exchange Commission, or SEC, require that, as a publicly-traded company, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. Commencing with our fiscal year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner, particularly if a material weakness is identified. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to potential delisting by The NASDAQ Stock Market and review by The NASDAQ Stock Market, the SEC, or other regulatory authorities, which would require additional financial and management resources.

     Because we recognize revenue from our customers over the term of their agreements, downturns or upturns in sales may not be immediately reflected in our operating results.

We recognize revenue over the terms of our customer agreements, which typically range from one to three years, with some up to five years. As a result, most of our quarterly revenue results from agreements entered into during previous quarters. Consequently, a shortfall in demand for our application suite in any quarter may not adversely affect our revenue for that quarter, but will negatively affect revenue in future quarters. In particular, if such a shortfall were to occur in our fourth quarter, it may be more difficult for us to increase our customer sales to recover from such a shortfall as we have historically entered into a significant portion of our customer agreements during the fourth quarter. In addition, we may be unable to adjust our cost structure to reflect reduced revenue. Accordingly, the effect of significant downturns in sales of our application suite may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

     Because we recognize revenue from our customers over the term of their agreements but incur most costs associated with generating customer agreements up front, rapid growth in our customer base will result in increased losses.

Because the expenses associated with generating customer agreements are generally incurred up front, but the resulting revenue is recognized over the life of the customer agreement, increased growth in the number of customers will result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements even though the customer is expected to be profitable for us over the term of the agreement.

     Our business depends substantially on customers renewing their agreements and purchasing additional modules or users from us. Any decline in our customer renewals would harm our future operating results.

In order for us to improve our operating results, it is important that our customers renew their agreements with us when the initial contract term expires and also purchase additional modules or additional users. Our customers have no obligation to renew their subscriptions after the initial subscription period, and we cannot assure you that our customers will renew subscriptions at the same or higher levels of service, if at all. Although our renewal rates have been high historically, some of our customers have elected not to renew their agreements with us. Moreover, under some circumstances, some of our customers have the right to cancel their agreements prior to the expiration of the term. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our application suite, pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, or reductions in our customers’ spending levels. If our customers do not renew their subscriptions, renew on less favorable terms or fail to purchase additional modules or users, our revenue may decline, and we may not realize significantly improved operating results from our customer base.

     We have limited experience with respect to our pricing model. If the prices we charge for our application suite are unacceptable to our customers, our revenue and operating results may be harmed.

We have limited experience with respect to determining the appropriate prices for our application suite. As the market for our solution matures, or as new competitors introduce new products or services that compete with ours, we may be unable to renew our agreements with existing customers or attract new customers at the same price or based on the same pricing model as we have used historically. In addition, we have only recently commercially introduced certain of our modules. As a result, in the future it is possible that competitive dynamics in our market may require us to change our pricing model or reduce our prices, which could have a material adverse effect on our revenue, gross margin and other operating results.

     We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have recently experienced a period of rapid growth in our headcount and operations. For example, we grew from 188 employees at December 31, 2005 to 694 employees at March 31, 2008. We have also increased the size of our customer base from 341 customers at December 31, 2005 to over 1,950 customers at March 31, 2008. We anticipate that we will further expand our operations. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty in implementing customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

     Failure to adequately expand and ramp our direct sales force and develop and expand our indirect sales channel will impede our growth.

We will need to continue to expand our sales and marketing infrastructure in order to grow our customer base and our business. We plan to continue to expand and ramp our direct sales force and engage additional third-party channel partners, both domestically and internationally. Identifying and recruiting these people and entities and training them in the use of our application suite require significant time, expense and attention. This expansion will require us to invest significant financial and other resources. We typically have no long-term agreements or minimum purchase commitments with any of our channel partners, and our agreements with these channel partners do not prohibit them from offering products or services that compete with ours. Our business will be seriously harmed if our efforts to expand our direct and indirect sales channels do not generate a corresponding significant increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel or if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to significantly increase our revenue and grow our business.

     If our security measures are breached or unauthorized access to customer data is otherwise obtained, our application suite may be perceived as not being secure, customers may curtail or stop using our application suite, and we may incur significant liabilities.

Our operations involve the storage and transmission of our customers’ confidential information, and security breaches could expose us to a risk of loss of this information, litigation, indemnity obligations and other liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our customers’ data, including personally identifiable information regarding users, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose potential sales and existing customers.

     Because our application suite collects, stores and reports personal information of job applicants and employees, privacy concerns could result in liability to us or inhibit sales of our application suite.

Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. Because many of the features of our application suite collect, store and report on personal information, any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy laws, regulations and policies, could result in liability to us, damage our reputation, inhibit sales and harm our business.

Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of our application suite and reduce overall demand for it. Privacy concerns, whether or not valid, may inhibit market adoption of our application suite in certain industries.

The market for our application suite depends on widespread adoption of strategic HR software.

Widespread adoption of our solution depends on the widespread adoption of strategic HR software by organizations. Because we believe that most organizations have not adopted strategic HR functions, it is uncertain whether they will purchase software or on-demand applications for this function. Accordingly, we cannot assure you that an on-demand model for strategic HR software will achieve and sustain the high level of market acceptance that is critical for the success of our business.

     We have derived a substantial majority of our subscription revenue from sales of our performance management and goal management modules. If these modules are not widely accepted by new customers, our operating results will be harmed.

We have derived a substantial majority of our historical revenue from sales of our Performance Management and Goal Management modules. If these modules do not remain competitive, or if we experience pricing pressure or reduced demand for these modules, our future revenue could be negatively affected, which would harm our future operating results.

     The market for on-demand applications is at an early stage of development, and if it does not develop or develops more slowly than we expect, our business will be harmed.

The market for on-demand applications is at an early stage of development, and these applications may not achieve and sustain high levels of demand and market acceptance. Our success will depend on the willingness of organizations to increase their use of on-demand applications. Many companies have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to on-demand applications. We have encountered customers in the past that have been unwilling to subscribe to our application suite because they could not install it on their premises. Other factors that may affect the market acceptance of on-demand applications include:

•	perceived security capabilities and reliability;

•	perceived concerns about ability to scale operations for large enterprise customers;

•	concerns with entrusting a third party to store and manage critical employee data; and

•	the level of configurability of on-demand applications.

If organizations do not perceive the benefits of on-demand applications, then the market for these applications may not develop further, or it may develop more slowly than we expect, either of which would adversely affect our business.

     The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for human resources applications is fragmented, rapidly evolving and highly competitive, with relatively low barriers to entry in some segments. Many of our competitors and potential competitors are larger and have greater name recognition, much longer operating histories, larger marketing budgets and significantly greater resources than we do, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our business will be harmed. Some of our principal competitors offer their products or services at a lower price, which has resulted in pricing pressures. If we are unable to achieve our target pricing levels, our operating results would be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our application suite to achieve or maintain more widespread market acceptance, any of which could harm our business.

We face competition from paper-based processes and desktop software tools. We also face competition from custom-built software that is designed to support the needs of a single organization, and from third-party human resources application providers. These software vendors include, without limitation, Authoria, Inc., Cornerstone OnDemand, Inc., Halogen Software Inc., Kenexa Corporation, Oracle Corporation, Plateau Systems, Ltd., Salary.com, Inc., SAP AG, Softscape, Inc., StepStone Solutions GmbH, SumTotal Systems Inc., Taleo Corporation and Vurv Technology (pending its acquisition by Taleo Corporation).

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products and services. In addition, many of our competitors have established marketing relationships, access to larger customer bases and major distribution agreements with consultants, system integrators and resellers. Moreover, many software vendors could bundle human resources products or offer them at a low price as part of a larger product sale. In addition, some competitors may offer software that addresses one or a limited number of strategic human resource functions at lower prices or with greater depth than our application suite. As a result, our competitors might be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Further, some potential customers, particularly large enterprises, may elect to develop their own internal solutions. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

     Our quarterly results may fluctuate and, if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow our stock, the price of our common stock could decline substantially. Fluctuations in our quarterly financial results may be caused by a number of factors, including, but not limited to, those listed below:

•	our ability to attract new customers;

•	customer renewal rates;

•	the extent to which customers increase or decrease the number of modules or users upon any renewal of their agreements;

•	the level of new customers as compared to renewal customers in a particular period;

•	the addition or loss of large customers, including through acquisitions or consolidations;

•	the mix of customers among small, mid-sized and enterprise customers;

•	changes in our pricing policies or those of our competitors;

•	seasonal variations in the demand for our application suite, which has historically been highest in the fourth quarter of a year;

•	the amount and timing of operating expenses, particularly sales and marketing, related to the maintenance and expansion of our business, operations and infrastructure;

•	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

•	network outages or security breaches;

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and

•	general economic, industry and market conditions.

We believe that our quarterly results of operations, including the levels of our revenue and changes in deferred revenue, may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of any one quarter as an indication of future performance.

     The market for our application suite among large customers may be limited if they require customized features or functions that we do not intend to provide.

Prospective customers, especially large enterprise customers, may require customized features and functions unique to their business processes. If prospective customers require customized features or functions that we do not offer, then the market for our application suite will be more limited among these types of customers and our business could suffer.

     We depend on our management team, particularly our Chief Executive Officer and our research and development personnel, and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers, particularly our Chief Executive Officer, and other key employees. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We are also substantially dependent on the continued service of our existing research and development personnel because of the complexity of our application suite and technologies.

We do not have employment agreements with any of our personnel that require our personnel to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees or groups could seriously harm our business.

     If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for customers and focus on execution. As we grow and change, we may find it difficult to maintain these important aspects of our corporate culture. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, and otherwise adversely affect our future success.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that we will continue to depend on various third-party relationships in order to grow our business. In addition to growing our indirect sales channels, we intend to pursue additional relationships with other third parties, such as technology and content providers and implementation partners. Identifying partners, negotiating and documenting relationships with them require significant time and resources as does integrating third-party content and technology. Our agreements with technology and content providers are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our application suite.

If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results would suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our application suite or revenue.

     We rely on a small number of third-party service providers to host and deliver our application suite, and any interruptions or delays in services from these third parties could impair the delivery of our application suite and harm our business.

We currently host our application suite from three data centers — one located in the United States and two in Europe. We do not control the operation of any of these facilities, and we do not currently have a backup facility in case one of these facilities ceases to operate. These facilities are vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions, which would have a serious adverse impact on our business. Additionally, our data center agreements are of limited duration and are subject to early termination rights in certain circumstances, and the providers of our data centers have no obligation to renew their agreements with us on commercially reasonable terms, or at all.

We also depend on access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our bandwidth providers for any reason, we could experience disruption in delivering our application suite or we could be required to retain the services of a replacement bandwidth provider.

Our operations also rely heavily on the availability of electricity, which also comes from third-party providers. If we or the third-party data center facilities that we use to deliver our services were to experience a major power outage or if the cost of electricity were to increase significantly, our operations could be harmed. If we or our third-party data centers were to experience a major power outage, we would have to rely on back-up generators, which might not work properly or might not provide an adequate supply during a major power outage. Such a power outage could result in a disruption of our business.

     If our application suite fails to perform properly, our reputation will be harmed, our market share would decline and we could be subject to liability claims.

The software used in our application suite is inherently complex and may contain material defects or errors. Any defects in product functionality or that cause interruptions in the availability of our application suite could result in:

•	lost or delayed market acceptance and sales;

•	breach of warranty claims;

•	sales credits or refunds to our customers;

•	loss of customers;

•	diversion of development and customer service resources; and

•	injury to our reputation.

The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, the availability or performance of our application suite could be adversely affected by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic for our application suite. We may be required to issue credits or refunds or indemnify or otherwise be liable to our customers for damages they may incur resulting from certain of these events. In addition to potential liability, if we experience interruptions in the availability of our application suite, our reputation could be harmed and we could lose customers.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

     We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

We rely on computer hardware, purchased or leased, and software licensed from third parties in order to deliver our application suite. This hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in our ability to provide our application suite until equivalent technology is either developed by us or, if available, identified, obtained and integrated, which could harm our business. In addition, errors or defects in third-party hardware or software used in our application suite could result in errors or a failure of our application suite, which could harm our business.

     If we are not able to develop enhancements and new features that achieve market acceptance or that keep pace with technological developments, our business will be harmed.

Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing application suite and to introduce new features. The success of any enhancement or new product depends on several factors, including timely completion, introduction and market acceptance. While most of our new features and enhancements are optional for customers, some new features are mandatory, which may result in customer dissatisfaction or require customers to modify their use of our application suite. Any new feature or module that we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new features or modules or to enhance our existing application suite to meet customer requirements, our business and operating results will be adversely affected.

Because we designed our application suite to operate on a variety of network, hardware and software platforms using standard Internet tools and protocols, we will need to continuously modify and enhance our application suite to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. If we are unable to respond in a timely manner to these rapid technological developments in a cost-effective manner, our application suite may become less marketable and less competitive or obsolete and our operating results may be negatively impacted.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our application suite and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our application suite.

     Because our long-term success depends, in part, on our ability to expand the sales of our application suite to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

A key element of our growth strategy is to expand our international operations and develop a worldwide customer base. Prior to the three months ended March 31, 2008, we had not realized a material portion of our revenue from customers outside the United States. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. Because of our limited experience with international operations, we cannot assure you that our international expansion efforts will be successful. In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	our ability to comply with differing technical and certification requirements outside the United States;

•	difficulties and costs associated with staffing and managing foreign operations;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	unexpected changes in regulatory requirements;

•	the need to adapt our application suite for specific countries;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

•	tariffs, export controls and other non-tariff barriers such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

•	fluctuations in currency exchange rates;

•	restrictions on the transfer of funds; and

•	new and different sources of competition.

Our failure to manage any of these risks successfully could harm our existing and future international operations and seriously impair our overall business.

     Because competition for our target employees is intense, we may not be able to attract and retain the quality employees we need to support our planned growth.

Our future success will depend, to a significant extent, on our ability to attract and retain high quality personnel. Competition for qualified management, technical and other personnel is intense, and we may not be successful in attracting and retaining such personnel. If we fail to attract and retain qualified employees, our ability to grow our business could be harmed.

     Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We primarily rely on patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We currently have only one issued patent.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation, such as our current litigation with Softscape, brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could seriously harm our brand and adversely impact our business.

     We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, we may receive claims that our application suite and underlying technology infringe or violate the claimant’s intellectual property rights. However, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or application suite. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify products, or refund fees, which could further exhaust our resources. In addition, we may pay substantial settlement costs which could include royalty payments in connection with any such litigation and to obtain licenses, modify products, or refund fees, which could further exhaust our resources. In addition, we may pay substantial settlement costs which could include royalty payments in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

     Our use of open source and third-party technology could impose limitations on our ability to commercialize our application suite.

We use open source software in our application suite. Although we monitor our use of open source software closely, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our application suite. In such event, we could be required to seek licenses from third parties in order to continue offering our application suite, to re-engineer our technology or to discontinue offering our application suite in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition. We also incorporate certain third-party technologies into our application suite and may desire to incorporate additional third-party technologies in the future. Licenses to new third-party technology may not be available to us on commercially reasonable terms, or at all.

     Changes in laws and/or regulations related to the Internet or changes in the Internet infrastructure itself may cause our business to suffer.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting data privacy and the use of the Internet as a commercial medium. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, result in a decline in the use of the Internet and the viability of Internet-based applications such as ours and reduce the demand for our application suite.

The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If the Internet infrastructure is unable to support the demands placed on it, or if hosting capacity becomes scarce, our business growth may be adversely affected. If we fail to meet service level commitments, customers may be entitled to credits, refunds to the extent of cash paid for future services, or termination.

     We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our application suite, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	harm to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

     We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to expand sales and marketing activities, develop new features and modules to enhance our existing application suite, to enhance our operating infrastructure and to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Recently, the United States debt markets have experienced extreme turbulence. As a result, many companies found it difficult or impossible to raise debt on acceptable terms. We can provide no assurance that sufficient debt or equity financing will be available for necessary or desirable infrastructure expenditures or acquisitions and, accordingly our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

     Our business is subject to changing regulations regarding corporate governance and public disclosure that will increase both our costs and the risk of noncompliance.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and The NASDAQ Stock Market, have imposed a variety of new requirements and restrictions on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will increase our net losses, and may cause us to reduce costs in other areas of our business or increase the prices of our application suite to offset the effect of such increased costs. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

     Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Risks Related to this Offering and Ownership of Our Common Stock

     Our common stock has only traded since November 20, 2007 and our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

Our common stock has only traded since November 20, 2007. The trading prices of the securities of technology companies have been and are expected to continue to be highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow our company, our failure to meet these estimates, or failure of those analysts to initiate or maintain coverage of our stock;

•	rating downgrades by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	market conditions or trends in our industry or the economy as a whole;

•	the loss of key personnel;

•	lawsuits threatened or filed against us;

•	future sales of our common stock by our executive officers, directors and significant stockholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following a decline in stock price. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results and financial condition.

     A significant portion of our total outstanding shares may be sold into the market in the near future. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The market price of the shares of our common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares. After this offering, approximately 54,888,273 shares of our common stock will be outstanding. The holders who will beneficially own 32,284,042 shares of our common stock after this offering have agreed, subject to certain exceptions described in the section entitled “Underwriters” below, that they will not sell their shares for a period of 90 days after the date of this prospectus. The remaining shares of our common stock are freely tradable, with limited or no restriction, in the public market, subject to a lapsing right of repurchase by us with respect to 591,667 of such shares. Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. may, in their sole discretion, permit our directors, officers and certain of our significant stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

The 90-day restricted period under the lock-up agreements with the underwriters will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have also registered 19,743,710 shares of our common stock that have been issued, are subject to outstanding options, or that we may issue under our equity plans. These shares can be freely sold in the public market upon issuance, subject to vesting restrictions.

     As an investor in this offering, you will experience dilution as a result of this offering and future equity issuances.

If you purchase shares in this offering, you will experience immediate dilution of $10.76 per share, based on an assumed public offering price of $11.30 per share. In addition, as of March 31, 2008, there were 11,508,390 shares of common stock subject to outstanding stock options at a weighted-average exercise price of approximately $5.04 per share. To the extent outstanding stock options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. For additional information, please see “Dilution.”

     We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions and other general corporate purposes. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will continue to depend in part on the research and reports that securities or industry analysts publish about us or our business. Industry analysts that currently cover us may cease to do so. If industry analysts cease coverage of our company, the trading price for our stock would be negatively impacted. In the event one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our directors, executive officers and principal stockholders have substantial control over us and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock who invested in us prior to our initial public offering, together with their affiliates, will beneficially own, in the aggregate, approximately 47% of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in our control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Delaware law and provisions in our restated certificate of incorporation and restated bylaws could make a merger, tender offer or proxy contest difficult, which could depress the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of Delaware law may discourage, delay or prevent a change of control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws that contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors, including the following:

•	our Board of Directors is classified into three classes of directors with staggered three-year terms;

•	only our Chairperson of the Board of Directors, our Chief Executive Officer, our President or a majority of our Board of Directors can call a special meeting of stockholders;

•	our stockholders can only take action at a meeting of stockholders and not by written consent;

•	vacancies on our Board of Directors can be filled only by our Board of Directors and not by our stockholders;

•	our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

For information regarding these and other provisions, please see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements. All statements contained in or incorporated by reference in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $26.3 million, based on an assumed public offering price of $11.30 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $35.9 million. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect to use the net proceeds from this offering for general corporate purposes and working capital, including potential investments in technologies, applications, software or assets, and acquisition of companies that complement our business. We have no present negotiations or current agreements or commitments with respect to any material acquisitions. Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

The amounts and timing of our actual expenditures will depend on numerous factors, including the cash used or generated in our operations, the status of our development efforts, the level of our sales and marketing activities, technological advances and competitive pressures. Given these contingencies, we cannot estimate the amounts of the net proceeds from this offering that will be used for any of the purposes described above. Pending the use of the net proceeds from this offering, we intend to invest these proceeds in a variety of short-term, interest-bearing, investment grade securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been traded on The NASDAQ Global Market under the symbol “SFSF” since November 20, 2007. The following table summarizes the high and low sales prices for our common stock as reported by The NASDAQ Global Market, for the period indicated:

	High	Low

2007
Fourth Quarter (since November 20, 2007)	$15.27	$10.31
2008
First Quarter	12.12	7.49
Second Quarter (through May 29, 2008)	12.17	8.80

On May 29, 2008, we had approximately 197 stockholders of record, although we believe there are more beneficial owners.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to pay dividends on our capital stock will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors that our Board of Directors considers relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of March 31, 2008:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale by us of 2,500,000 shares of common stock in this offering at an assumed public offering price of $11.30 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus or incorporated by reference in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted
	(unaudited)
	(in thousands, except per share data)

Cash, cash equivalents and marketable securities	$86,432	$112,776

Stockholders’ equity:
Common stock, $0.001 par value; 200,000 shares authorized, 51,797 shares issued and outstanding (actual); 200,000 shares authorized and 54,297 shares issued and outstanding (as adjusted)	$52	$54
Preferred stock, $0.001 par value; 5,000 shares authorized, no shares issued or outstanding (actual and as adjusted)	—	—
Additional paid-in capital	163,608	189,950
Accumulated other comprehensive income	125	125
Accumulated deficit	(160,611)	(160,611)

Total stockholders’ equity	3,174	29,518

Total capitalization	$89,606	$142,294

The table and discussion above exclude the following:

•	11,508,390 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2008, at a weighted-average exercise price of approximately $5.04 per share;

•	6,694,494 shares of common stock available for future issuance under our 2007 Equity Incentive Plan, as of March 31, 2008; and

•	499,535 shares of common stock issuable upon exercise of a warrant outstanding as of March 31, 2008 at an exercise price of approximately $4.80 per share (which warrant was subsequently exercised in May 2008 on a net exercise basis).

Subsequent to March 31, 2008, from April 1, 2008 to May 31, 2008, we granted options to purchase 716,500 shares of common stock at a weighted average exercise price of $11.18 per share.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of March 31, 2008 was $3.2 million, or $0.06 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2008.

After giving effect to our sale in this offering of 2,500,000 shares of common stock at an assumed public offering price of $11.30 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2008 would have been approximately $29.5 million, or $0.54 per share of common stock. This represents an immediate increase in net tangible book value of $0.48 per share to our existing stockholders and an immediate dilution of $10.76 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$11.30
Net tangible book value per share as of March 31, 2008	$0.06
Increase in net tangible book value per share attributable to investors purchasing shares in this offering	0.48

As adjusted net tangible book value per share after this offering		0.54

Dilution in net tangible book value per share to investors purchasing shares in this offering		$10.76

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value per share after this offering would be approximately $0.71 per share, and the dilution in as adjusted net tangible book value per share to investors purchasing shares in this offering would be approximately $10.59 per share.

The table and discussion above exclude the following:

•	11,508,390 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2008, at a weighted-average exercise price of approximately $5.04 per share;

•	6,694,494 shares of common stock available for future issuance under our 2007 Equity Incentive Plan, as of March 31, 2008; and

•	499,535 shares of common stock issuable upon exercise of a warrant outstanding as of March 31, 2008 at an exercise price of approximately $4.80 per share (which warrant was subsequently exercised in May 2008 on a net exercise basis).

Subsequent to March 31, 2008, from April 1, 2008 to May 31, 2008, we granted options to purchase 716,500 shares of common stock at a weighted average exercise price of $11.18 per share.

To the extent an outstanding stock option is exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 from our audited consolidated financial statements incorporated by reference in this prospectus. We have derived the selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 from our audited consolidated financial statements not included in this prospectus. We have derived the consolidated statement of operations data for the three months ended March 31, 2007 and 2008 and the consolidated balance sheet data as of March 31, 2008 from our unaudited consolidated financial statements incorporated by reference in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements.

Our historical results are not necessarily indicative of the results to be expected for any future period, and the results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008.

						Three Months
	Year Ended December 31,					Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
						(unaudited)
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$4,122	$10,217	$13,028	$32,570	$63,350	$12,391	$23,461
Cost of revenue(1)	2,652	4,273	7,635	14,401	26,341	5,051	9,336

Gross profit	1,470	5,944	5,393	18,169	37,009	7,340	14,125

Operating expenses:(1)
Sales and marketing	2,805	5,782	16,540	32,317	70,963	13,622	21,609
Research and development	1,484	3,510	6,120	10,622	16,725	3,557	5,209
General and administrative	1,562	1,833	3,624	7,483	19,091	2,651	7,092

Total operating expenses	5,851	11,125	26,284	50,422	106,779	19,830	33,910

Loss from operations	(4,381)	(5,181)	(20,891)	(32,253)	(69,770)	(12,490)	(19,785)
Interest and other income (expense), net(2)	1,230	(31)	80	249	(5,259)	(101)	640

Loss before provision for income taxes	(3,151)	(5,212)	(20,811)	(32,004)	(75,029)	(12,591)	(19,145)
Provision for income taxes	(3)	(81)	(9)	(42)	(425)	(28)	(153)

Net loss	$(3,154)	$(5,293)	$(20,820)	$(32,046)	$(75,454)	$(12,619)	$(19,298)

Net loss per common share, basic and diluted	$(6.04)	$(5.38)	$(14.29)	$(13.39)	$(8.35)	$(4.40)	$(0.37)

Shares used in computing net loss per common share, basic and diluted	522	983	1,457	2,393	9,036	2,869	51,650

(footnotes appear on following page)

(1)	Includes stock-based compensation expenses, as follows:

						Three Months
	Year Ended December 31,					Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
						(unaudited)
	(in thousands)

Cost of revenue	$4	$7	$22	$94	$448	$53	$182
Sales and marketing	3	41	129	351	2,269	214	785
Research and development	4	11	26	77	512	46	215
General and administrative	34	16	34	295	1,189	137	571

(2)	Interest and other income (expense), net in 2003 included a gain on extinguishment of debt of $1.3 million. Interest and other income (expense), net in the year ended December 31, 2007 included a $2.5 million expense related to the fair value adjustment of convertible preferred stock warrants through the date of our initial public offering and a $1.9 million expense for amortization of debt issuance costs related to a warrant issued to a lender.

						As of
	As of December 31,					March 31,
	2003	2004	2005	2006	2007	2008
						(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$4,568	$6,652	$7,702	$26,172	$90,787	$86,432
Working capital (deficit)	(1,623)	3,048	(4,290)	(5,087)	25,871	13,871
Total assets	8,760	14,573	21,752	60,744	154,544	139,418
Deferred revenue, current and long-term	6,923	10,841	25,212	52,354	101,010	112,776
Long-term debt	—	—	—	9,711	—	—
Convertible preferred stock warrant liability	—	—	—	1,496	—	—
Convertible preferred stock	7,003	11,941	20,383	45,289	—	—
Total stockholders’ equity (deficit)	(7,339)	(12,531)	(33,089)	(64,095)	19,943	3,174

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus. In addition to historical consolidated financial information, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

SuccessFactors provides on-demand performance and talent management software that enables organizations to optimize the performance of their people to drive business results. Our application suite includes the following modules and capabilities: Performance Management; Goal Management; Compensation Management; Succession Management; Learning and Development; Recruiting Management; Analytics and Reporting; Employee Profile; 360-Degree Review; Employee Survey; and proprietary and third-party content. We deliver our application suite to organizations of all sizes across all industries and geographies. Since we were formed in 2001, our customer base has grown to over 1,950 customers, across over 60 industries with more than three million end users in over 185 countries using our application suite in 22 languages.

We sell subscriptions to our application suite pursuant to agreements that cover a specified number of modules and a specified number of users per module. Our customer agreements typically have terms of one to three years, with some agreements having durations of up to five years. We provide configuration services, typically for a fixed fee, and other consulting services. We also offer standard customer support services as part of our subscriptions, with enhanced levels of support available for additional fees. We recognize revenue for all of these services ratably over the term of the subscription agreement.

We generally invoice our customers on an annual basis even if the term of the subscription agreement is longer than one year. Amounts that have been invoiced but that have not yet been recognized as revenue are typically recorded as deferred revenue. Accordingly, total contract value not yet invoiced is not reflected on our consolidated balance sheet as deferred revenue, but instead is treated as backlog.

For agreements with a term of more than one year, backlog initially represents the future subscription fee commitments that are payable more than one year after the initial invoice for the first 12 months of service. When a subsequent invoice for the succeeding 12 months of service is sent to a customer, the amount invoiced then is reflected in our deferred revenue, with the backlog amount decreasing by a like amount. Also excluded from backlog are fees for our other services, such as configuration services, which are reflected as current deferred revenue for the amount expected to be recognized within the following 12 months, and non current deferred revenue for the remainder. Typically, our initial agreements with larger customers tend to have longer terms, while renewal agreements and our initial agreements with small-sized customers typically have shorter durations. As of December 31, 2007, we had backlog of approximately $89.9 million compared with backlog of approximately $42.7 million as of December 31, 2006, due largely to the increased number of new customers. Because revenue for any period is a function of revenue recognized from deferred revenue and backlog under contracts in existence at the beginning of the period as well as contract renewals and new customer contracts during the period, backlog at the beginning of any period is not necessarily indicative of future performance. Our presentation of backlog may differ from other companies in our industry.

Costs associated with generating customer agreements are generally incurred up front. These upfront costs exclude direct incremental sales commissions, which are recognized ratably over the term of the customer agreement. Although we expect customers to be profitable over the duration of the customer relationship, in earlier periods these upfront costs may exceed related revenue. Accordingly, an increase in the mix of new customers as a percentage of total customers will initially negatively impact our operating results. On the other hand, we expect that a decrease in the mix of new customers as a percentage of total customers will positively impact our operating results.

Based on an analysis of the customers that we added in 2004, we recognized revenue from subscriptions to our software of approximately $1.1 million in the aggregate from these customers in 2004 and we incurred significant costs during 2004 to generate this revenue and support these customers, creating a significant negative contribution margin, as defined below, from these customers in 2004. During 2007, we recognized revenue of approximately $5.1 million in the aggregate from the customers that were added in 2004, including revenue from renewals and licensing of additional modules and users, and we estimate that our costs to support these customers and generate this revenue during 2007 was approximately $1.6 million, resulting in a contribution margin of approximately 68%. We define contribution margin for a period as the excess of the revenue recognized from subscriptions to our software from these customers for the period over the estimated expenses for the period associated with, in the case of 2004, adding these customers or, in the case of 2007, supporting these customers and renewing the contracts or licensing them additional modules and users, expressed as a percentage of associated revenue. We estimated the expenses of supporting these customers and generating this revenue based on an analysis of personnel time, costs from operational areas and an overhead allocation that was proportional to that time and those costs. Although we believe the estimates and assumptions we used to estimate the expenses are reasonable, the estimated expenses and resulting contribution margin could vary significantly from the amounts disclosed above had we used different estimates and assumptions. Moreover, we cannot assure you that we will experience similar contribution margins from customers added in other years or in future periods. You should not rely on the estimated expenses or contribution margin as being indicative of our future performance.

Because the size of our customer base has grown substantially in recent periods and we expect to continue to add new customers, we expect that oftentimes, large numbers of our customers could be in the early stages of their subscription period. Accordingly, we may not generate positive contribution margins across our total customer base. In addition, we may not achieve profitability even if we generate positive contribution margins from customers.

We generate sales primarily through our global direct sales organization and, to a much lesser extent, indirectly through channel partners, with sales through channel partners constituting approximately 3%, 11%, 10% and 7% of revenue in 2005, 2006, 2007 and the three months ended March 31, 2008, respectively. For 2005, 2006, 2007 and the three months ended March 31, 2008, we did not have any single customer that accounted for more than 5% of our revenue. Historically, we primarily targeted our sales and marketing efforts at large enterprises, and beginning in 2004, we expanded our sales and marketing efforts to also target small and mid-sized organizations.

Historically, most of our revenue has been from sales of our application suite to organizations located in the United States. For 2005, 2006, 2007 and the three months ended March 31, 2008, the percentage of our revenue generated from customers in the United States was 96%, 93%, 90% and 85%, respectively. As part of our growth strategy, we expect the percentage of our revenue generated outside of the United States to continue to increase as we invest in and enter new markets.

We have historically experienced significant seasonality in sales of subscriptions to our application suite, with a higher percentage of our customers renewing or entering into new subscription agreements in the fourth quarter of the year. Also, a significant percentage of our customer agreements within a given quarter are typically entered into during the last month of a quarter. To date, we have derived a substantial majority of our historical revenue from sales of our Performance Management and Goal Management modules, but the percentage of revenue from these modules has decreased over time as customers have purchased additional modules that we have introduced.

We have experienced rapid growth in recent periods. Our customer base has grown from 175 customers at December 31, 2004 to over 1,950 customers as of March 31, 2008. Our revenue has increased from $4.1 million in 2003 to $63.4 million in 2007, representing a compound annual growth rate of approximately 98%. For 2007, our revenue was $63.4 million, which represented an increase of approximately 95% over 2006. For the three months ended March 31, 2008, our revenue was $23.5 million, which represented an increase of approximately 89% over the three months ended March 31, 2007. As of March 31, 2008, we had deferred revenue of $112.8 million.

Our operating expenses have also increased substantially during 2005, 2006 and 2007 and the three months ended March 31, 2008, as we have invested heavily in sales and marketing in order to increase our customer base, with sales and marketing expenses generally exceeding the amount of our revenue in historical periods. During this period, we increased our marketing efforts directed at small and medium-sized organizations. As a result, demand from these customers has increased at a faster rate than our traditional enterprise customers. Because these smaller customers tend to have smaller purchases, revenue has not grown at the same rate as the number of our customers. We have also incurred significant losses since inception. Our net loss increased from $5.3 million in 2004 to $20.8 million in 2005, to $32.0 million in 2006, to $75.5 million in 2007, and we had a net loss of $19.3 million for the three months ended March 31, 2008.

We believe the market for performance and talent management is large and underserved. Accordingly, we plan to incur significant additional operating expenses, particularly for sales and marketing activities, to pursue this opportunity. We expect operating losses to continue to increase as we intend to continue to aggressively pursue new customers for the foreseeable future. We also anticipate increased operating expenses in other areas as we expect to incur additional general and administrative expenses as a result of becoming a public company and as we continue to expand our business.

Sources of Revenue

We generate revenue from subscription fees from customers accessing our application suite and other services fees, which primarily consist of fees for configuration services and, to a lesser extent, fees for enhanced support and other services. Our subscription agreements are noncancelable, though customers typically have the right to terminate their agreements for cause if we fail to perform. During 2005, 2006, 2007 and the three months ended March 31, 2008, our customer retention rate was greater than 90%, which rate excludes our Manager’s Edition application which provides us with an insignificant amount of revenue. We calculate our customer retention rate by subtracting our attrition rate from 100%. We calculate our attrition rate for a period by dividing the number of customers lost during the period by the sum of the number of customers at the beginning of the period and the number of new customers acquired during the period. Although historically there has been very little variability in our retention rates, any decrease in our retention rates would negatively impact our results of operations in future periods.

Cost of Revenue

Cost of revenue primarily consists of costs related to hosting our application suite and delivering our professional services. These costs include salaries, benefits, bonuses and stock-based compensation of our data center and professional services staff, outside service provider costs, data center and networking expenses, and allocated overhead and depreciation expenses. Prior to 2006, our cost of revenue also included amortization of acquired technology, which was fully amortized by the end of 2005. We allocate overhead such as rent, information technology costs and employee benefits costs to all departments based on relative headcount. As such, general overhead expenses are reflected in cost of revenue and each operating expense category. The costs associated with providing professional services are significantly higher as a percentage of revenue than the costs associated with delivering our application suite due to the labor costs associated with providing professional services. As such, the costs of implementing a new customer on our application suite or adding new modules for an existing customer are more significant than renewing a customer on existing modules.

Our cost of revenue has generally increased in absolute dollars and cost of revenue as a percentage of revenue has generally decreased during 2005 through 2007. Our cost of revenue as a percentage of revenue was 59% in 2005, 44% in 2006, 42% in 2007 and 40% in the three months ended March 31, 2008. We expect that in the future, cost of revenue will increase in absolute dollars as our revenue increases. We also expect that cost of revenue as a percentage of revenue will continue to decrease over time to the extent that a higher percentage of our revenue is attributable to renewals and we are able to achieve economies of scale in our business. However, cost of revenue as a percentage of revenue could fluctuate from period to period depending on growth of our professional services business and any associated costs relating to the delivery of professional services and the timing of significant expenditures. To the extent that our customer base grows, we intend to continue to invest additional resources in expanding the delivery capability of our application suite and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue, in any particular quarterly or annual period.

Operating Expenses

We classify our operating expenses as follows:

Sales and Marketing.  Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff, including salaries, benefits, bonuses and stock-based compensation, commissions, travel costs, and marketing and promotional events, corporate communications, advertising, other brand building and product marketing expenses, and allocated overhead. Our sales and marketing expenses have increased in absolute dollars each year. As a percentage of revenue, our sales and marketing expenses were 127% in 2005, 99% in 2006, 112% in 2007 and 92% in the three months ended March 31, 2008, primarily due to our ongoing substantial investments in customer acquisition. We intend to continue to invest heavily in sales and marketing and increase the number of direct sales personnel in order to add new customers and increase penetration within our existing customer base, build brand awareness, and sponsor additional marketing events. Accordingly, we expect sales and marketing expenses to increase in absolute dollars and continue to be our largest operating expense. Over the long term, we believe that sales and marketing expenses as a percentage of revenue will decrease, but vary depending on the mix of revenue from new and existing customers and from small, mid-sized and enterprise customers, as well as the productivity of our sales and marketing programs.

Research and Development.  Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses and stock-based compensation, the cost of certain third-party service providers and allocated overhead. Research and development expenses as a percentage of revenue were 47% in 2005, 33% in 2006, 26% in 2007 and 22% in the three months ended March 31, 2008. We have focused our research and development efforts on expanding the functionality and enhancing the ease of use of our application suite. We expect research and development expenses to increase in absolute dollars in the future as we intend to release new features and functionality on a frequent basis, expand our content offerings and continue to localize our application suite in various languages, upgrade and extend our service offerings, and develop new technologies.

General and Administrative.  General and administrative expenses consist primarily of personnel and related expenses for executive, legal, finance and human resources, including wages, benefits, bonuses and stock-based compensation, professional fees, insurance premiums, other corporate expenses and allocated overhead. General and administrative expenses as a percentage of revenue were 28% in 2005, 23% in 2006, 30% in 2007 and 30% in the three months ended March 31, 2008. We expect general and administrative expenses to increase in absolute dollars as we continue to add finance, accounting and other administrative personnel and incur additional professional fees and other expenses resulting from continued growth and the compliance requirements of operating as a public company, including Section 404 of the Sarbanes-Oxley Act. We currently anticipate that we will be required to comply with Section 404 of the Sarbanes-Oxley Act as of December 31, 2008.

Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carry forwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We recorded a full valuation allowance as of December 31, 2007 and March 31, 2008, because, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of our deferred tax assets in the future. We evaluate the realization of our deferred tax assets each quarter. We intend to maintain the valuation allowance until sufficient evidence exists to support the reversal of the valuation allowance. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes incorporated by reference in this prospectus are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. On an ongoing basis, we evaluate our estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Revenue consists of fees for subscriptions to our on-demand software and the provision of other services. We commence revenue recognition when: there is persuasive evidence of an arrangement; the subscription or services have been delivered to the customer; the collection of related fees is reasonably assured; and the amount of related fees is fixed or determinable.

Signed agreements are used as evidence of an arrangement. If cash is not collected in advance of services, we use our judgment to assess cash collectibility based on a number of factors, such as past collection history with the customer. If we determine that collectibility is not reasonably assured, we defer the revenue until collectibility becomes reasonably assured, generally upon receipt of cash. We also use our judgment to assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Our arrangements are generally noncancelable and fees paid under the arrangements are nonrefundable and do not contain general rights of return.

Our other services include configuration assistance, including installation and training related to our application suite. These other services are generally sold in conjunction with our subscriptions. Because we have determined that we do not have objective and reliable evidence of fair value for each element of our arrangements, these other services are not accounted for separately from our subscriptions. As these other services do not qualify for separate accounting, we recognize the other services revenue together with the subscription revenue ratably over the noncancelable term of the subscription agreement. The term typically commences on the later of the start date specified in the subscription arrangement, the “initial access date” of the customer’s instance in our production environment, or when all of the revenue recognition criteria have been met. We consider delivery to have occurred on the initial access date, which is the point in time that a customer is provided access to use our on-demand application suite. Evaluating objective and reliable evidence of fair value requires significant judgment. If we had determined that we had such evidence, the other services revenue would have been recognized as performed.

Accounting for Commission Payments

We defer commissions that are the incremental costs directly associated with noncancelable subscription agreements and consist of sales commissions paid to our direct sales force. The commissions are deferred and amortized over the noncancelable terms of the related customer agreements. The deferred commission amounts are recoverable from the future revenue streams under the customer agreements. We believe this is the appropriate method of accounting, as the commission costs are so closely related to the revenue from the customer agreements that they should be recorded as an asset and charged to expenses over the same period that the related revenue is recognized. If we did not defer these commission payments, we would expense them up front upon entering into the customer agreement. Amortization of deferred commissions is included in sales and marketing expenses.

During 2006, we capitalized $5.3 million of deferred commissions and amortized $2.0 million to sales and marketing expenses. During 2007, we capitalized $10.0 million of deferred commissions and amortized $4.1 million to sales and marketing expense. During the three months ended March 31, 2008, we capitalized $1.2 million of deferred commission and amortized $1.6 million to sales and marketing expenses. As of March 31, 2008, deferred commissions on our consolidated balance sheet totaled $11.2 million.

Accounting for Stock-Based Awards

We adopted, retroactively to inception, Statement of Financial Accounting Standards No. 123(R), Accounting for Stock-Based Compensation, or SFAS No. 123(R), which requires all share-based payments to employees, including grants of stock options, to be measured based on the grant date fair value of the awards and recognized in our consolidated statement of operations over the period during which the employee is required to perform services in exchange for the award (generally over the vesting period of the award). We amortize the fair value of share-based payments on a straight-line basis. We have never capitalized stock-based employee compensation cost or recognized any tax benefits related to these costs.

To estimate the fair value of an award, we use the Black-Scholes pricing model. This model requires inputs such as expected term, expected volatility and risk-free interest rate. Further, the forfeiture rate also affects the amount of aggregate compensation. These inputs are subjective and generally require significant analysis and judgment to develop. Prior to 2006, we generally used the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107), or the SEC shortcut method, to calculate the expected term for employee grants and used the contractual life of ten years as the expected term for non-employee grants. In 2006, we used the SEC shortcut method to calculate the expected term for our employee grants, except in instances where we did not qualify for its use because the underlying stock option awards were not deemed to have been “at the money” for financial reporting purposes and, accordingly, did not qualify as “plain vanilla” options as defined by SAB 107. For those grants that did not qualify for the shortcut method in 2006 and for all grants during 2007, we calculated the expected term based on a study of publicly-traded industry peer companies and based on our historical experience from previous stock option grants. Had we used the SEC shortcut method to determine the expected term for all of our stock option grants during 2006, our stock-based compensation expense would have increased by an insignificant amount. Had we used the SEC shortcut method to determine the expected term for all of our stock option grants during 2007, our stock-based compensation expense would have increased by approximately $0.5 million. Because we have little information on the volatility of the price of our common stock as a result of having a limited trading history, we have estimated the volatility data based on a study of publicly-traded industry peer companies. For purposes of identifying those peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies. We used judgment in selecting these companies, as well as in evaluating the available historical and implied volatility for these companies. The estimated forfeiture rate is derived primarily from our historical data, and the risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of our stock options.

In the future, as we gain historical data for volatility in our own stock and more data on the actual term employees hold their options, the expected volatility and expected term may change, which could substantially change the grant date fair value of future awards of stock options and ultimately the expense we record. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. In addition, quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements. These adjustments affect our cost of revenue; sales and marketing expense; research and development expense; and general and administrative expense.

The effect of forfeiture adjustments in 2006 and 2007 was insignificant. We expect the potential impact from cumulative forfeiture adjustments to increase in future periods. We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our own stock-based compensation on a prospective basis, and incorporating these factors into the Black-Scholes pricing model.

Given the absence of an active market for our common stock prior to our initial public offering, our Board of Directors determined the fair value of our common stock in connection with our grant of stock options and stock awards. Prior to May 2006, our Board of Directors did not obtain an unrelated third-party valuation of our common stock. Instead, our Board of Directors based its determinations on:

•	prices for our convertible preferred stock that we sold to outside investors in arm’s-length transactions, and the rights, preferences and privileges of our convertible preferred stock and our common stock;

•	our actual financial condition and results of operations during the relevant period;

•	developments in our business;

•	hiring of key personnel;

•	status of product development and sales efforts;

•	growth in customer bookings;

•	the status of strategic initiatives;

•	forecasts of our financial results and market conditions affecting our industry;

•	the fact that the stock option grants involved illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, or IPO, or sale of our company, given prevailing market conditions and our relative financial condition at the time of grant.

In May 2006 a valuation of our common stock was performed to assist our Board of Directors in determining the fair value of our common stock. The valuation report valued our common stock as of May 16, 2006. Subsequently, contemporaneous valuations as of October 16, 2006, April 9, 2007, July 13, 2007, September 10, 2007 and December 31, 2006 were performed.

A market-comparable approach and the income approach were used to estimate our aggregate enterprise value at each valuation date. The market-comparable approach estimates the fair market value of a company by applying market multiples of publicly-traded firms in the same or similar lines of business to the results and projected results of the company being valued. When choosing the market-comparable companies to be used for the market-comparable approach, we focused on companies providing enterprise software solutions. Some of the specific criteria used to select comparable companies within the enterprise software segment included a focus on human capital management, high near-term growth rates and a software as a service business model. The comparable companies remained largely unchanged during the valuation process. The income approach involves applying an appropriate risk-adjusted discount rate to projected debt-free cash flows, based on forecasted revenue and costs.

We also prepared financial forecasts for each valuation report date used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital rates, which ranged from 20% to 25%.

The average of the values derived under the market-comparable approach and the income approach resulted in an initial estimated value. The initial estimated value was then subjected to the probability weighted expected return method which derived the per share value utilizing a probability weighted scenario analysis. The per share value was based on four possible scenarios: liquidation scenario, IPO scenario, sale scenario and private company scenario. The per share value under each scenario was then probability weighted and the resulting weighted values per share were summed to determine the fair value per share of our common stock. In the liquidation scenario, sale scenario and private company scenario, the per share value was allocated taking into account the liquidation preferences and participation rights of our convertible preferred stock consistent with the method outlined in the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the IPO scenario, it was assumed that all outstanding shares of our convertible preferred stock would convert to common stock. Over time, as we achieved certain milestones, the probabilities were adjusted accordingly, with the probability of a liquidity event such as an IPO or sale increasing from 25-30% and 10-15%, respectively, in May 2006 to 70-75% and 15-20%, respectively, in September 2007 while the probability of remaining a private company decreased accordingly from 50-65% in May 2006 to 5-15% in September 2007.

Also, we considered the fact that our stockholders could not freely trade our common stock in the public markets. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event. The non-marketability discount was not applied in the IPO scenario. In addition, the non-marketability discount was not applied to cash in either the market-comparable approach or the income approach.

The non-marketability discount was 38% in May 2006 and decreased over time to 19% in September 2007. However, as the IPO scenario did not include a non-marketability discount, the effect of the non-marketability discount on the valuation declined over time from a weighted non-marketability discount of 21% in May 2006 to 7% in September 2007 when weighted over the four possible scenarios.

There is inherent uncertainty in these forecasts and projections and if we had made different assumptions and estimates than those described above, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been materially different.

Also in connection with the preparation of our consolidated financial statements, we reassessed the fair value of our common stock for financial reporting purposes at interim dates between the valuations. For these interim periods we adjusted the fair value based on market conditions and whether we achieved company milestones, secured new customers and hired key personnel, when we deemed appropriate. Over 2006 and the nine months ended September 30, 2007, we had a number of developments in our business that we believe contributed to increases in the fair value of our common stock as discussed below.

The May 16, 2006 valuation was used in determining the fair value of our common stock as of May 17, July 21 and September 8, 2006. The valuation used a risk-adjusted discount of 25%, a non-marketability discount of 38% and an estimated time to a liquidity event of greater than 12 months. The expected outcomes were weighted more toward remaining as a private company (50-65%), with lower weights for an IPO (25-30%) and a sale (10-15%), and with the lowest weight given to a liquidation scenario (0-5%). This valuation indicated a fair value of $1.30 per share for our common stock. We reassessed the fair value per share of our common stock from $1.30 per share as of July 21, 2006 to $1.40 per share at September 8, 2006, due largely to the fact that our customer base had grown over this period, and continued to significantly increase. In addition, we had recently added our Learning and Development module in the second quarter of 2006.

On October 16, 2006, another valuation was performed in order to update the determination of the fair value for our common stock as of November 3, November 6, November 15 and December 7, 2006 and January 16, 2007. The valuation used a risk-adjusted discount of 25%, a non-marketability discount of 36% and an estimated time to a liquidity event of greater than 12 months. The expected outcomes were weighted more toward remaining as a private company (50-65%), with lower weights for an IPO (25-30%) and a sale (10-15%), and with the lowest weight given to a liquidation scenario (0-5%). This valuation indicated a fair value of $1.60 per share for our common stock. The increase in the fair value between September 8, 2006 and the date of this valuation relates mostly to our filling of an executive-level open position with the hiring of our Vice President, General Counsel and the release of additional features to our application suite during the third quarter of 2006.

On April 9, 2007, another valuation was performed which we used in determining the fair value of our common stock as of April 19, 2007 due to the proximity of the valuation date to the grant date. The valuation used a risk-adjusted discount of 25%, a non-marketability discount of 27% and an estimated time to a liquidity event between six and 12 months. The expected outcomes were then weighted more toward an IPO (50-60%), with lower weights for remaining as a private company (20-30%) and a sale (15-20%), and with the lowest weight given to a liquidation scenario (0-5%). This valuation indicated a fair value of $4.95 per share for our common stock. The increase in the fair value between the valuation performed on October 16, 2006 and the date of this valuation relates to the change in the weightings of the different probabilities more toward an IPO and away from remaining as a private company due to a change in the Board of Director’s outlook regarding the potential success and timing of an IPO. The increase also relates to continued significant increases in the number of our customers, reaching 1,118 as of December 31, 2006 and 1,300 as of March 31, 2007, and continued significant growth of our revenue during the fourth quarter of 2006 resulting in a change in management’s and the Board of Director’s future expectations due to faster than anticipated growth from rapid customer acquisition. We also hired our Chief Financial Officer and two other Vice Presidents and released the SMART Goal wizard, our Recruiting Management module, as well as other features during this period.

In connection with the preparation of our consolidated financial statements in anticipation of a potential initial public offering and due to the increase in value between the October 16, 2006 contemporaneous valuation and the April 9, 2007 contemporaneous valuation, a retrospective valuation of our common stock was performed as of December 31, 2006. The retrospective valuation used a risk-adjusted discount of 25%, a non-marketability discount of 34% and an estimated time to a liquidity event of greater than 12 months. The expected outcomes were still weighted more toward remaining as a private company (45-50%) with lower weights for an IPO (30-35%) and a sale (15-20%), with the lowest weight given to a liquidation scenario (0-5%), but the differences between the probability of remaining a private company and a sale or IPO are decreasing when compared to the probabilities used for the October 16, 2006 contemporaneous valuation. This retrospective valuation resulted in a reassessed fair value of $3.60 per share for our common stock as of December 31, 2006. We used this amount for the reassessed value for the stock option grant made on January 16, 2007 due to the proximity of the grant date to December 31, 2006 retrospective valuation.

Following the retrospective valuation performed as of December 31, 2006, we reviewed the fair value of our common stock used for stock option grants between this retrospective valuation and the contemporaneous valuation performed on October 16, 2006. During this review, it was determined that the fair values used for the grants of our stock options in November 2006 did not have to be reassessed. This decision was determined mostly due to the proximity of the timing between the November 3, 2006 grant and the date of the contemporaneous valuation on October 16, 2007 and the size of the grants on November 6 and 15, 2006 consisting of options to purchase 8,000 and 11,500 shares, respectively. In addition, we had high expectations for our growth in customers, bookings and revenues for the fourth quarter of 2006 and, at the time of the grants during November 2006, our results were progressing as planned. It was not until later in November and early December 2006 that the picture of the fourth quarter became more clear and we realized that customers, bookings and revenues were going to experience significant growth. As such, it was determined that the fair value of our common stock used for the grant of our stock options as of December 7, 2006 should be reassessed to $3.00 per share due to the significant growth of our revenues that were occurring at the time of grant.

On July 13, 2007, another contemporaneous valuation was performed which we used in determining the fair value of our common stock as of July 18 and 19, 2007 due to the proximity of the valuation date to the grant dates. The valuation used a risk-adjusted discount of 20%, a non-marketability discount of 19% and an estimated time to a liquidity event between 1 and 3 months. The expected outcomes were weighted more toward an IPO (60-65%), with lower weights for remaining as a private company (15-20%) and a sale (15-25%), and with no weight given to a liquidation scenario (0%). This valuation indicated a fair value of $8.50 per share for our common stock. The increase in the fair value between the contemporaneous valuation performed on April 9, 2007 and the date of this contemporaneous valuation relates to the change in the weightings of the different probabilities even more toward the IPO and away from remaining as a private company, our continued growth in the number of our customers from 1,300 as of March 31, 2007 to 1,400 as of June 30, 2007, and the continued growth in our revenue during the second quarter of 2007.

On September 10, 2007, another contemporaneous valuation was performed which we used in determining the fair value of our common stock as of September 14 and October 3, 2007. The valuation used a risk-adjusted discount of 20%, a non-marketability discount of 19% and an estimated time to a liquidity event between 1 and 3 months. The expected outcomes were weighted significantly more toward an IPO (70-75%), with lower weights for remaining as a private company (5-15%) and a sale (15-20%), and with no weight given to a liquidation scenario (0%). This valuation indicated a fair value of $8.75 per share for our common stock.

Information regarding our stock option grants to our employees and non-employees along with the exercise price, which equals the originally assessed fair value of the underlying common stock, and the reassessed fair value of the underlying common stock for stock options issued during 2006 and through November 20, 2007 (the date of our initial public offering) is summarized as follows:

	Shares	Exercise Price and
	Subject to	Original Fair	Reassessed Fair	Intrinsic
	Options	Value per	Value per	Value per
Grant Date	Granted	Common Share	Common Share	Common Share

May 17, 2006	1,643,500	$1.30	$1.30	$—
July 21, 2006	255,500	1.30	1.30	—
September 8, 2006	1,041,500	1.30	1.40	0.10
November 3, 2006	779,000	1.60	1.60	—
November 6, 2006	8,000	1.60	1.60	—
November 15, 2006	11,500	1.60	1.60	—
December 7, 2006	714,000	1.60	3.00	1.40
January 16, 2007(1)	251,500	1.60	3.60	2.00
April 19, 2007	1,042,400	4.95	4.95	—
July 18, 2007	1,521,100	8.50	8.50	—
July 19, 2007	2,124,100	8.50	8.50	—
September 14, 2007	1,841,700	8.75	8.75	—
October 3, 2007	280,000	8.75	8.75	—
October 31, 2007	602,000	9.00	9.00	—
November 17, 2007	131,300	9.00	9.00	—

(1)	In August 2007, we offered the employees who were granted stock options on January 16, 2007 the right to modify the exercise price of those stock options from the originally assessed fair value of $1.60 per share to the reassessed fair value of $3.60 per share and to receive additional stock options equal to 20% of those stock options. As a result, holders of options to purchase an aggregate of 198,500 shares common stock had their exercise price increased to $3.60 per share and received additional stock options on September 14, 2007.

We recorded stock-based compensation of $0.2 million, $0.8 million, $4.4 million and $1.8 million during 2005, 2006 and 2007 and the three months ended March 31, 2008, respectively. In future periods, stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional equity-based awards to continue to attract and retain employees and non-employee directors. Additionally, SFAS No. 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest. If the actual rate of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods. As of March 31, 2008, we had $16.6 million of unrecognized stock-based compensation costs related to stock options granted under our stock option plans. The unrecognized compensation cost is expected to be recognized over an average period of 2.95 years.

Based on our closing price of $9.76 per share on March 31, 2008, the aggregate intrinsic values of vested and unvested options to purchase shares of our common stock outstanding as of March 31, 2008 was $27.7 million and $26.7 million, respectively.

Sales and Use Taxes

Historically, we have not collected sales and use taxes from our customers nor did we submit our sales and use taxes from the services that we provided to these customers to the appropriate authorities. Accordingly, we have established a reserve for these liabilities. A variety of factors could affect the liability, which factors include our estimated recovery of amounts from customers and any changes in relevant statutes in the various states in which we have done business. To the extent that the actual amount of our liabilities for sales and use taxes materially differs from the amount we have reserved on our consolidated balance sheet, our future results of operations and cash flows could be negatively affected. In the fourth quarter of 2007, we began assessing customers in certain states with sales and use taxes.

Allowance for Doubtful Accounts

Based on a review of the current status of our existing accounts receivable and historical collection experience, we have established an estimate of our allowance for doubtful accounts. We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided based on our collection history and current economic trends. As a result, if our actual collections are lower than expected, additional provisions for doubtful accounts may be needed and our future results of operations and cash flows could be negatively affected. Write-offs of accounts receivable and recoveries were insignificant during each of 2005, 2006, 2007 and the three months ended March 31, 2008.

Results of Operations

The following table sets forth selected consolidated statements of operations data for the specified periods as a percentage of revenue for each of those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

				Three Months
	Year Ended			Ended
	December 31,			March 31,
	2005	2006	2007	2007	2008
				(unaudited)

Revenue	100%	100%	100%	100%	100%
Cost of revenue	59	44	42	41	40

Gross margin	41	56	58	59	60

Operating expenses:
Sales and marketing	127	99	112	110	92
Research and development	47	33	26	29	22
General and administrative	28	23	30	21	30

Total operating expenses	201	155	168	160	144

Loss from operations	(160)	(99)	(110)	(101)	(84)
Interest and other income (expense), net	—	1	(8)	(1)	3

Loss before provision for income taxes	(160)	(98)	(118)	(102)	(81)
Provision for income taxes	—	—	(1)	—	(1)

Net loss	(160)%	(98)%	(119)%	(102)%	(82)%

Due to rounding to the nearest percent, totals may not equal the sum of the line items in the table above.

Three Months Ended March 31, 2007 and 2008

Revenue

Our revenue increased to $23.5 million for the three months ended March 31, 2008 from $12.4 million for the three months ended March 31, 2007.

	Three Months
	Ended March 31,
	2007	2008
	(in thousands) (unaudited)

Revenue	$12,391	$23,461

Revenue increased $11.1 million, or 89%, from the three months ended March 31, 2007 to the three months ended March 31, 2008, primarily due to a $6.3 million increase in revenue from existing customers, which includes renewals and subscriptions for additional modules and end users, and a $4.0 million increase in new business, which we define as revenue from new customers. In addition, we benefited by the effect of the termination of a customer agreement. This agreement was terminated when the customer was acquired. Upon the termination, deferred revenue of $0.8 million was recognized as revenue, shifting revenue into the first quarter of 2008 that would have otherwise been recognized in future periods. As of March 31, 2008, we had 1,950 customers, as compared to 1,003 at March 31, 2007.

Revenue from customers in the United States accounted for $20.0 million, or 85% of revenue, in the three months ended March 31, 2008, compared to $11.7 million, or 94% of revenue, in the three months ended March 31, 2007.

Cost of Revenue and Gross Margin

	Three Months
	Ended March 31,
	2007	2008
	(dollars in thousands)
	(unaudited)

Revenue	$12,391	$23,461
Cost of revenue	5,051	9,336

Gross profit	$7,340	$14,125

Gross margin	59%	60%

Cost of revenue increased $4.3 million, or 85%, from the three months ended March 31, 2007 to the three months ended March 31, 2008, primarily due to an increase of $2.8 million in employee-related costs due to higher headcount. and, to a lesser extent, higher costs across other areas of operations. Gross margin increased from 59% for the three months ended March 31, 2007 to 60% for the three months ended March 31, 2008. This increase in gross margin was primarily due to higher revenue, increased renewals quarter over quarter, which have lower cost of revenue as a percentage of revenue, more efficient utilization of professional services personnel, and a larger customer base over which to spread fixed costs.

Sales and Marketing

	Three Months
	Ended March 31,
	2007	2008
	(dollars in thousands) (unaudited)

Sales and marketing	$13,622	$21,609
Percent of revenue	110%	92%

Sales and marketing expenses increased $8.0 million, or 59%, from the three months ended March 31, 2007 to the three months ended March 31, 2008, primarily due to an increase of $4.6 million in employee-related costs, primarily resulting from increased sales and marketing personnel, and $2.3 million of sales commission expenses as a result of increased revenues, $0.5 million in travel and entertainment spending, and $0.4 million in allocated overhead costs.

Research and Development

	Three Months
	Ended March 31,
	2007	2008
	(dollars in thousands)
	(unaudited)

Research and development	$3,557	$5,209
Percent of revenue	29%	22%

Research and development expenses increased $1.7 million, or 46%, from the three months ended March 31, 2007 to the three months ended March 31, 2008, primarily due to an increase of $1.5 million in employee-related costs as we increased our research and development headcount to support our growth and a $0.1 million increase in outside services.

General and Administrative

	Three Months
	Ended March 31,
	2007	2008
	(dollars in thousands)
	(unaudited)

General and administrative	$2,651	$7,092
Percent of revenue	21%	30%

General and administrative expenses increased $4.4 million, or 168%, from the three months ended March 31, 2007 to the three months ended March 31, 2008, primarily due to an increase of $1.8 million in employee-related costs due to increased headcount, an increase of $1.7 million in professional and outside service costs and $0.5 million in facilities to support the growth in our business.

Interest and Other Income (Expense), Net

	Three Months
	Ended March 31,
	2007	2008
	(dollars in thousands) (unaudited)

Interest income	$280	$825
Interest expense	(434)	(146)
Other (expense) income	53	(39)
Percent of revenue	(2)%	3%

Interest income increased $0.5 million and interest expense decreased $0.3 million from the three months ended March 31, 2007 to the three months ended March 31, 2008. The increase in interest income was primarily due to higher cash balances in the three months ended March 31, 2008 as compared to the same period in 2007. The decrease in interest expense was a result of a repayment in full of a $20.0 million line of credit in November 2007.

Year Ended December 31, 2005, 2006 and 2007

Revenue

	Year Ended December 31,
	2005	2006	2007
	(in thousands)

Revenue	$13,028	$32,570	$63,350

2006 Compared to 2007.  Revenue increased $30.8 million, or 95%, from 2006 to 2007, primarily due to an $18.7 million increase in revenue from existing customers and a $12.1 million increase in new business. As of December 31, 2007, we had over 1,750 customers, as compared to 850 at December 31, 2006.

Revenue from customers in the United States accounted for $57.3 million or 90%, of revenue in 2007, compared to $30.3 million, or 93% of revenue, in 2006.

2005 Compared to 2006.  Revenue increased $19.5 million, or 150%, from 2005 to 2006, primarily due to a $12.2 million increase in new business and a $7.3 million increase in revenue from existing customers. As of December 31, 2006, we had 850 customers, as compared to 341 at December 31, 2005.

Revenue from customers in the United States accounted for $30.3 million, or 93%, of revenue in 2006, compared to $12.5 million, or 96%, of revenue in 2005.

Cost of Revenue and Gross Margin

	Year Ended December 31,
	2005	2006	2007
	(dollars in thousands)

Revenue	$13,028	$32,570	$63,350
Cost of revenue	7,635	14,401	26,341

Gross profit	$5,393	$18,169	$37,009

Gross margin	41%	56%	58%

2006 Compared to 2007.  Cost of revenue increased $11.9 million, or 83%, from 2006 to 2007, primarily due to increases of $7.1 million in employee-related costs, which includes $0.4 million of stock-based compensation expenses, due to increased professional services personnel, $2.1 million in outsourced professional services costs, $0.6 million in travel costs, $0.6 million in allocated overhead costs, $0.4 million in data center-related costs and

$0.3 million in depreciation expense. The increase in both internal and external professional services costs was the result of growing our capacity to meet the growth in new customers and an increase in the number of customers with more complex configuration requirements. Gross margin increased from 56% for 2006 to 58% for 2007. This increase in gross margin was primarily due to increased revenue, increased renewals, which have lower cost of revenue as a percentage of revenue, and a larger customer base over which to spread fixed costs.

2005 Compared to 2006.  Cost of revenue increased $6.8 million, or 89%, from 2005 to 2006, primarily due to increases of $4.5 million in employee-related costs, $0.9 million in outsourced professional services costs, $0.5 million in data center-related costs and $0.4 million in allocated overhead costs, partially offset by $0.3 million for the completion in 2005 of the amortization of acquired technology. The increase in both internal and external professional services costs was the result of growing our capacity to meet the growth in new customers and an increase in the number of customers with more complex configuration requirements. Gross margin increased from 41% for 2005 to 56% for 2006. This increase in gross margin was primarily due to increased revenue, increased renewals, which have lower cost of revenue as a percentage of revenue, and a larger customer base over which to spread fixed costs.

Sales and Marketing

	Year Ended December 31,
	2005	2006	2007
	(dollars in thousands)

Sales and marketing	$16,540	$32,317	$70,963
Percent of revenue	127%	99%	112%

2006 Compared to 2007.  Sales and marketing expenses increased $38.6 million, or 120%, from 2006 to 2007, primarily due to increases of $21.2 million in employee-related costs, which includes $1.9 million of stock-based compensation expenses, due to increased sales and marketing personnel, $7.5 million in sales commission expenses as a result of increased revenue, $4.1 million in marketing and promotional spending, $2.4 million in increased travel and related expenses, $1.4 million of facilities and related costs and $1.4 million in allocated overhead costs.

2005 Compared to 2006.  Sales and marketing expenses increased $15.8 million, or 95%, from 2005 to 2006, primarily due to increases of $8.6 million in employee-related costs due to increased sales and marketing personnel, $1.6 million in marketing and promotional spending, $2.8 million in sales commission expenses as a result of increased revenue, $0.8 million of professional and outside service costs, $0.7 million in allocated overhead costs, and $0.5 million in increased travel and related expenses. The higher employee-related costs were primarily due to additional personnel in sales and marketing and expansion of international sales offices.

Research and Development

	Year Ended December 31,
	2005	2006	2007
	(dollars in thousands)

Research and development	$6,120	$10,622	$16,725
Percent of revenue	47%	33%	26%

2006 Compared to 2007.  Research and development expenses increased $6.1 million, or 57%, from 2006 to 2007, primarily due to an increase of $4.9 million in employee-related costs, which includes $0.4 million of stock-based compensation expenses, as we increased personnel in research and development to expand the functionality and localize our application suite into various languages, an increase of $0.8 million in outside services, and an increase of $0.3 million in allocated expenses.

2005 Compared to 2006.  Research and development expenses increased $4.5 million, or 74%, from 2005 to 2006, primarily due to an increase of $4.1 million in employee-related costs as we increased personnel in research and development to expand the functionality and localize our application suite into various languages.

General and Administrative

	Year Ended December 31,
	2005	2006	2007
	(dollars in thousands)

General and administrative	$3,624	$7,483	$19,091
Percent of revenue	28%	23%	30%

2006 Compared to 2007.  General and administrative expenses increased $11.6 million, or 155%, from 2006 to 2007, primarily due to an increase of $5.7 million in employee-related costs, which includes $0.9 million of stock-based compensation expenses, due to increased general and administrative personnel, and $5.2 million in professional and outside service costs. These increases were due to increased personnel and infrastructure and due to the incremental expenses of preparing to become a public company.

2005 Compared to 2006.  General and administrative expenses increased $3.9 million, or 106%, from 2005 to 2006, primarily due to an increase of $2.3 million in employee-related costs and $1.5 million in professional and outside service costs. These increases were due to increased personnel and infrastructure and due to the incremental expenses of preparing to become a public company.

Interest and Other Income (Expense), Net

	Year Ended December 31,
	2005	2006	2007
	(dollars in thousands)

Interest income	$213	$637	$1,055
Interest expense	(123)	(458)	(3,692)
Other income (expense), net	(10)	70	(2,622)

Total	$80	$249	$(5,259)

Percent of revenue	—%	1%	(8)%

2006 Compared to 2007.  Interest income increased $0.4 million from 2006 to 2007 which was primarily due to higher cash balances in 2007 resulting from the proceeds from our initial public offering in the fourth quarter of 2007 and an advance of $10.0 million from our line of credit in both December 2006 and September 2007. We paid off the line of credit in full in November 2007. Interest expense increased $3.2 million from 2006 to 2007 primarily due to the advances on our line of credit. We had $2.2 million of costs related to warrant amortization, prepayment penalties and debt issuance costs and $0.9 million of interest expense related to our line of credit and another $0.5 million of interest related to sales and use taxes. Other income (expense), net in 2007 includes $2.5 million of adjustments to the fair value of our convertible preferred stock warrants, as compared to a credit of $54,000 in 2006, which were re-measured in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Upon completion of our initial public offering we made a final adjustment to the fair value of these warrants at which time all convertible preferred stock warrants were converted into warrants to purchase common stock and, accordingly, the liability was reclassified to additional paid-in capital.

2005 Compared to 2006.  Interest income increased $0.4 million from 2005 to 2006 and interest expense increased $0.3 million from 2005 to 2006. The increase in interest income was primarily due to higher cash balances in 2006 resulting from $24.9 million in net proceeds from our May 2006 Series E convertible preferred stock financing. The increase in interest expense was due to interest expense and amortization expense related to a warrant issued to a lender in connection with the loan and security agreement we entered into in June 2006. Other income (expense), net in 2006 was primarily comprised of adjustments to the fair value of the warrant which is re-measured on a quarterly basis in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.

Provision for Income Taxes

We have incurred operating losses in all periods to date and, accordingly, have not recorded a provision for income taxes for any of the periods presented other than provisions for certain state taxes and foreign income taxes. As of December 31, 2007, we had net operating loss carryforwards for federal and state income tax purposes of approximately $110.3 million and $115.5 million, respectively. As of December 31, 2007, we also had federal and state research and development tax credit carryforwards of approximately $1.2 million and $1.0 million, respectively. Realization of deferred tax assets depends upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have offset all of our net deferred tax assets by a valuation allowance. If not utilized, our federal net operating loss and tax credit carryforwards will begin to expire in 2021, and our state net operating losses will begin to expire in 2013. Our state tax credit carryforwards will carry forward indefinitely if not utilized. While not currently subject to an annual limitation, the utilization of these carryforwards may become subject to an annual limitation because of provisions in the Internal Revenue Code of 1986, as amended, that are applicable if we experience an “ownership change,” which may occur, for example, as a result of this offering or other issuances of stock.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the nine quarters in the period ended March 31, 2008. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements incorporated by reference in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our consolidated financial statements and related notes incorporated by reference in this prospectus. Our operating results may fluctuate due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Our operating results for these quarterly periods are not necessarily indicative of the results of operations for a full year or any future period.

	Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2006	2006	2006	2006	2007	2007	2007	2007	2008
	(unaudited)
	(in thousands)

Revenue	$6,304	$6,601	$8,336	$11,329	$12,391	$15,004	$16,744	$19,211	$23,461
Cost of revenue	3,281	3,186	3,766	4,168	5,051	5,686	6,476	9,128	9,336

Gross profit	3,023	3,415	4,570	7,161	7,340	9,318	10,268	10,083	14,125

Operating expenses:
Sales and marketing	6,873	6,847	7,743	10,854	13,622	15,686	20,119	21,536	21,609
Research and development	2,366	2,329	2,588	3,339	3,557	3,664	4,192	5,312	5,209
General and administrative	1,303	1,843	2,207	2,130	2,651	4,653	5,759	6,028	7,092

Total operating expenses	10,542	11,019	12,538	16,323	19,830	24,003	30,070	32,876	33,910

Loss from operations	(7,519)	(7,604)	(7,968)	(9,162)	(12,490)	(14,685)	(19,802)	(22,793)	(19,785)
Interest and other income (expense), net	(24)	(17)	223	67	(101)	(1,647)	(318)	(3,193)	640

Loss before provision for income taxes	(7,543)	(7,621)	(7,745)	(9,095)	(12,591)	(16,332)	(20,120)	(25,986)	(19,145)
Provision for income taxes	(10)	(5)	(13)	(14)	(28)	(31)	(61)	(305)	(153)

Net loss	$(7,553)	$(7,626)	$(7,758)	$(9,109)	$(12,619)	$(16,363)	$(20,181)	$(26,291)	$(19,298)

	Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2006	2006	2006	2006	2007	2007	2007	2007	2008
	(unaudited)

Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	52	48	45	37	41	38	39	48	40

Gross margin	48	52	55	63	59	62	61	52	60

Operating expenses:
Sales and marketing	109	104	93	96	110	105	120	112	92
Research and development	38	35	31	29	29	24	25	28	22
General and administrative	20	28	26	19	21	31	34	31	30

Total operating expenses	167	167	150	144	160	160	179	171	144

Loss from operations	(119)	(115)	(96)	(81)	(101)	(98)	(118)	(119)	(84)
Interest and other income (expense), net	(1)	(1)	3	1	(1)	(11)	(2)	(16)	3

Loss before provision for income taxes	(120)	(116)	(93)	(80)	(102)	(109)	(120)	(135)	(81)
Provision for income taxes	—	—	—	—	—	—	—	(2)	(1)

Net loss	(120)%	(116)%	(93)%	(80)%	(102)%	(109)%	(120)%	(137)%	(82)%

Due to rounding to the nearest percent, totals may not equal the sum of the line items in the table above.

Revenue increased sequentially in each of the quarters presented, primarily due to adding new customers, renewals of customers, and selling additional modules and user subscriptions to existing customers. The number of our customers has grown from 341 at December 31, 2005 to over 1,950 at March 31, 2008. In addition, in the quarter ended March 31, 2008, we recognized $0.8 million of revenue upon the termination of a customer agreement. The agreement was terminated when the customer was acquired. We have historically experienced seasonality in sales of our application suite, with a significantly higher percentage of our customers entering into new subscription agreements in the fourth quarter. Also, a significant percentage of our customer agreements within a given quarter are entered into during the last month of the quarter. However, this has not impacted our sequential revenue growth due to the fact that we recognize revenue from a customer over the term of a subscription agreement.

Our gross profit in absolute dollars has generally increased sequentially in each of the quarters presented. Gross margin has generally increased each quarter as we realized improved economies of scale in our professional services, operations and customer support organizations, with the exception of the first, third and fourth quarters of 2007, which was primarily due to increases in headcount in our operations and professional services organizations.

Total operating expenses have increased in absolute dollars in each of the quarters presented, primarily due to increased salaries and benefits associated with the hiring of additional personnel in sales and marketing, research and development and general and administrative organizations to support the growth of our business. Our sales and marketing expenses have typically equaled or exceeded our revenue as we have been investing in customer acquisition; however, our sales and marketing expenses declined slightly in absolute dollars from the first to the second quarter of 2006 due to a decrease in paid search advertising costs. General and administrative costs increased in the second and third quarters of 2007 due primarily to increased headcount in our finance and accounting department and outside services fees.

Our quarterly operating results are likely to fluctuate. Some of the important factors that could cause our quarterly revenue and operating results to fluctuate include:

•	our ability to attract new customers;

•	customer renewal rates;

•	the extent to which customers increase or decrease the number of modules or users upon any renewal of their agreements;

•	the level of new customers as compared to renewal customers in a particular period;

•	the addition or loss of large customers, including through acquisitions or consolidations;

•	the mix of customers among small, mid-sized and enterprise customers;

•	changes in our pricing policies or those of our competitors;

•	seasonal variations in the demand for our application suite, which has historically been highest in the fourth quarter of a year;

•	the impact of reaching certain bookings targets that could accelerate our employee bonuses;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among our competitors, customers or our strategic partners;

•	network outages or security breaches;

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and

•	general economic, industry and market conditions.

The occurrence of one or more of these factors might cause our operating results to vary widely. As such, we believe that our quarterly results of operations, including the levels of our revenue and changes in deferred revenue, may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

To date, substantially all of our operations have been financed through the sale of equity securities, including net cash proceeds in connection with our initial public offering of common stock completed in the fourth quarter of 2007 of approximately $104.1 million, after deducting underwriting discounts and commissions and offering costs. As of March 31, 2008, we had $68.9 million of cash and cash equivalents and $17.6 million of marketable securities. As of March 31, 2008, we had working capital of $13.9 million, while at December 31, 2007, we had working capital of $25.9 million. Working capital included $92.7 million and $84.6 million of deferred revenue at March 31, 2008 and December 31, 2007, respectively, within current liabilities. Restricted cash, consisting of letters of credit for our credit cards and facility lease agreements, is included in long-term assets, and was $0.9 million at March 31, 2008.

The following table sets forth a summary of our cash flows for the periods indicated:

				Three Months
	Year Ended December 31,			Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands)

Net cash used in operating activities	$(5,945)	$(13,811)	$(28,468)	$(7,203)	$(3,994)
Net cash used in investing activities	(1,365)	(2,741)	(14,018)	(3,647)	(9,060)
Net cash provided by (used in) financing activities	8,360	35,013	98,541	46	(397)

Net Cash Used in Operating Activities

Our cash flows from operating activities are significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business, increases in the number of customers using our application suite and the amount and timing of customer payments. Cash used in operating activities has historically resulted from losses from operations, the add back of non-cash expense items such as depreciation and amortization of fixed assets, amortization of deferred commissions, and expense associated with stock-based compensation awards, and changes in working capital accounts.

We used $4.0 million of cash in operating activities during the three months ended March 31, 2008. The cash usage was primarily from a net loss of $19.3 million, due primarily to the significant investments we incurred to grow our business, adjusted for $4.1 million of non-cash depreciation, amortization and stock-based compensation expenses. In addition, paying our annual bonuses and a decrease in accounts payable of $2.4 million contributed to an additional use of cash of $6.6 million. Cash used in operations was offset by a decrease in accounts receivable of $11.5 million and an $11.8 million increase in deferred revenue.

We used $28.5 million of cash in operating activities during 2007. The cash usage was primarily from a net loss of $75.5 million due primarily to the significant investments we incurred to grow our business, adjusted for $6.6 million of non-cash depreciation, amortization and stock-based compensation expenses, a $4.1 million non-cash expense for the amortization of deferred commissions, a $2.5 million charge associated with the increase to the fair value of our convertible preferred stock warrants and $1.9 million of amortization of debt issuance costs. During 2007, we experienced significant increases in accounts receivable, deferred commissions, deferred revenue and accrued employee compensation as a result of the growth in our business. The increase in our deferred revenue of $48.7 million contributed to cash provided by operating activities, although this was partially offset by a $10.0 million increase in deferred commissions. The increase in accounts receivable used cash of $19.3 million while the increase in accrued employee compensation related to the expansion of our work force provided $6.7 million to partially offset the increase in accounts receivable. Increases in accrued expenses and accounts payable related to increased operating costs and our better utilization of payment terms contributed $6.0 million to cash.

We used $13.8 million of cash in operating activities during 2006. The cash usage was primarily from a net loss of $32.0 million, adjusted for $1.7 million of non-cash depreciation, amortization and stock-based compensation expenses and a $2.0 million non-cash expense for the amortization of deferred commissions related to the increase in deferred commissions. During 2006, we experienced significant increases in accounts receivable, deferred commissions, deferred revenue and accrued employee compensation as a result of the growth in our business. The increase in our deferred revenue of $27.1 million contributed to cash provided by operating activities, although partially offset by a $5.3 million increase in deferred commissions. The increase in accounts receivable related to our increase in customers used cash of $13.4 million while the increase in accrued employee compensation related to the expansion of our work force provided $5.0 million to partially offset the increase in accounts receivable. Cash used in operating activities was also positively impacted by a $1.2 million increase in other liabilities related to a convertible preferred stock warrant and the related liability, although this amount was fully offset by a $1.2 million decrease in other assets related to the debt issuance cost for this warrant.

We used $5.9 million of cash in operating activities during 2005. The cash usage was primarily from a net loss of $20.8 million, adjusted for $0.9 million of non-cash depreciation, amortization and stock-based compensation expenses and a $1.0 million non-cash expense for the amortization of deferred commissions related to the increase in deferred commissions. During 2005, we also experienced significant increases in accounts receivable, deferred commissions, deferred revenue and accrued employee compensation due to the growth in our business. The increase in our deferred revenue of $14.4 million contributed to cash, although partially offset by a $2.8 million increase in deferred commissions. The increase in accounts receivable related to our increase in customers used cash of $3.3 million, while the increase in accrued employee compensation related to the expansion of our work force provided $3.9 million to more than offset the increase in accounts receivable.

Net Cash Used in Investing Activities

Historically, our primary investing activities have consisted of capital expenditures associated with our data centers and computer equipment and furniture and fixtures in support of expanding our infrastructure and work force as well as restricted cash related to leased space and credit cards. During 2007 and the three months ended March 31, 2008, we also had purchases and sales of available-for-sale securities. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

We used $9.1 million of cash in investing activities during the three months ended March 31, 2008. This use of cash primarily resulted from $11.0 million of purchases of available-for-sale securities, $0.1 million in capital expenditures related to purchases of additional equipment for our expanding infrastructure and work force, offset by $2.0 million of the maturity of available-for-sale securities. The capital expenditures are net of sales of certain fixed assets totaling $0.1 million during the quarter ended March 31, 2008.

We used $14.0 million of cash in investing activities during 2007. This use of cash primarily resulted from $11.2 million of purchases of available-for-sale securities, partially offset by $2.7 million in sales of available-for-sale securities, and $5.5 million in capital expenditures related to purchases of additional equipment for our expanding infrastructure and work force.

During 2005 and 2006, we used $1.4 million and $2.7 million in cash for investing activities, respectively. Of the cash used for investing activities, a significant majority, $1.2 million and $2.1 million, was used for capital expenditures during 2005 and 2006, respectively. Other uses of cash for investing activities related to restricted cash for leased space and credit cards during these years.

Net Cash Provided by (Used in) Financing Activities

We used $0.4 million of cash from financing activities during the three months ended March 31, 2008, primarily due to the payment of $0.5 million related to costs for our initial public offering, offset by proceeds from the exercise of stock options.

In the fourth quarter of 2007, we completed our initial public offering, issuing 11,618,500 shares of common stock and had net proceeds of approximately $104.6 million, after deducting underwriting discounts and commissions and offering costs. Historically, we had principally funded our operations through issuances of convertible preferred stock, with aggregate net proceeds of $33.3 million during the two years ended December 31, 2006. During 2006, we had entered into a loan and security agreement for a line of credit to borrow up to $20.0 million. We borrowed $10.0 million under this agreement in September 2007. We re-paid the entire principal amount of $20.0 million plus interest and prepayment penalties of $1.3 million upon completion of our initial public offering. We also generated an additional $5.2 million in proceeds received from the exercise of stock options, including $4.7 million from the early exercise of stock options.

During 2006, we generated $35.0 million of cash from financing activities, primarily due to $24.9 million of net proceeds from the sale of our Series E convertible preferred stock and $10.0 million of proceeds from borrowings under our loan and security agreement. During 2005, we generated approximately $8.4 million of cash from financing activities, primarily due to $8.4 million of net proceeds from the sale of our Series D convertible preferred stock.

Capital Resources

We believe our existing cash, cash equivalents and marketable securities and currently available resources will be sufficient to meet our working capital and capital expenditure needs over the next 24 months. Our future capital requirements will depend on many factors, including our rate of revenue and bookings growth, the level of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new services and enhancements to existing services, the timing of general and administrative expenses as we grow our administrative infrastructure, and the continuing market acceptance of our application suite. Our capital expenditures in 2008 are expected to grow in line with business activities. To the extent that funds generated by this offering, together with existing cash and cash from operations, are not sufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Off-Balance Sheet Arrangements

We do not have any special purpose entities and, other than operating leases for office space and computer equipment which are described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations

Our principal commitments consist of obligations under leases for our office space, computer equipment and furniture and fixtures; and contractual commitments for hosting and other support services. The following table summarizes our contractual obligations as of December 31, 2007:

	Payment Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(in thousands)

Capital lease obligations	$90	$34	$56	$—	$—
Operating lease obligations	5,782	2,209	2,889	684	—
Contractual commitments	494	397	97	—	—

Total	$6,366	$2,640	$3,042	$684	$—

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” effective January 1, 2007. At December 31, 2007, we had unrecognized tax benefits of $1.1 million and an accrual for the payment of related interest totaling $19,000. Due to the uncertainties related to these tax matters, we are unable to make a reasonably reliable estimate when cash settlement with a taxing authority will occur.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

As we expand internationally our results of operations and cash flows will become increasingly subject to fluctuations due to changes in foreign currency exchange rates. Our revenue is generally denominated in the local currency of the contracting party. The substantial majority of our revenue has been denominated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located. Our expenses are incurred primarily in the United States, with a small portion of expenses incurred where our other international sales and operations offices are located. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. Fluctuations in currency exchange rates could harm our business in the future. The effect of an immediate 10% adverse change in exchange rates on foreign denominated receivables as of March 31, 2008 would not be material. To date, we have not entered into any foreign currency hedging contracts although we may do so in the future.

Interest Rate Sensitivity

We had cash and cash equivalents of $68.9 million at March 31, 2008 and marketable securities of $17.6 million as of March 31, 2008. These amounts were held primarily in cash, money market funds, commercial paper or government agencies which are short-term in nature. Cash, cash equivalents and marketable securities are held for working capital purposes and restricted cash amounts are held as security against credit card deposits and various lease obligations. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had fallen by 5% in the three months ended March 31, 2008, our interest income would not have been materially affected.

Fair Value of Financial Instruments

We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments that approximate their fair values due to their short period of time to maturity. We do not have any cash invested in auction rate securities. We do not use derivative financial instruments for speculative or trading purposes, however, this does not preclude our adoption of specific hedging strategies in the future.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007) (SFAS 141R), Business Combinations and SFAS No. 160 (SFAS 160), Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51. SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 will be effective for us beginning in the first quarter of fiscal 2009. The adoption of SFAS 141R will change our accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2009 and the adoption of SFAS 160 is not expected to impact our consolidated financial statements.

In February 2008, the FASB issued Financial Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2), which delays the effective date of SFAS No. 157, Fair Value Measurements (SFAS 157), for all nonrecurring fair value measurements of nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on recurring basis (at least annually), until fiscal years beginning after November 15, 2008. SFAS 157 established a framework for measuring fair value and expands disclosures about fair value measurements. FSP FAS 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. This FSP is effective for us beginning January 1, 2009. The provision of SFAS 157, for which effectiveness was delayed by FSP 157-2, is not expected to have a material impact on our consolidated financial statements.

BUSINESS

Our Vision

Our vision at SuccessFactors is to address the following critical questions that pervade virtually all organizations: Is the organization getting the performance it should from its employees? Can the organization measure performance objectively and consistently? Does the organization know who the real performers and leaders are? Are they in the right jobs? Are they happy, motivated and engaged at work? Are they promoted based on clear indicators of what it takes to be successful? Do they understand their own potential and how to get to the role they want? Are they clear on how their pay relates to their own performance? Are they clear on their own goals and how they relate to organizational goals? We believe that to be competitive in our fluid, global economy, all types and sizes of organizations need to have the answers to these longstanding questions.

We believe that organizations will face a rapidly increasing need to focus the energy and talents of employees, and motivate them to achieve high levels of performance. Not only must organizations have clear goals and objectives at all levels but they must also reward employees clearly, objectively and consistently, based on measurable results and on their engagement, courage, future potential and ability to energize and lead their colleagues throughout the organization. We call this People Performance.

In managing our own organization at SuccessFactors, we have a burning passion for People Performance; treat each other, our customers and our business partners with respect; speak with candor, honesty and integrity; take responsibility and demand accountability; encourage our employees to lead, learn and adapt; relentlessly pursue excellence, and constantly strive to make our customers successful. We understand that our success depends on our customers’ success.

We believe that we can contribute to our customers’ success by providing them applications and metrics for managing People Performance strategically. We have built an on-demand, easy-to-use, modular set of applications available over the web, or through mobile devices, that incorporate best practices and provide dashboards and actionable reports, which our customers can use to drive People Performance throughout their organizations, independent of size and geography.

Industry Background

Long-standing Demand for Effective Human Capital Management

Human capital is the primary asset of most organizations, regardless of their size, location or industry, and regardless of economic conditions. The performance of an organization’s people is critical to driving business results. According to the U.S. Department of Commerce, the amount spent on labor in the United States alone in 2006 was approximately $7.5 trillion, or approximately 56% of the total U.S. gross domestic product.

Organizations have long sought to increase the performance of their people. In 1966, Peter Drucker’s The Effective Executive, a leading book on the importance of the professional manager and effective management practices, was published. This work contributed to a continuing attempt by companies of all sizes to achieve best practices in human capital management. The following timeline highlights key events and publications that have increased the awareness of the criticality of human capital:

Effective management has always required setting clear goals that are understood throughout an organization, demanding accountability and transparency, identifying and rewarding the best talent while addressing underperformers, paying for performance, understanding organizational strengths and weaknesses, developing employee skills and planning for succession. Although these principles have been widely appreciated, it has often been difficult to implement them effectively and systematically throughout an organization.

Increasing Challenges to Human Capital Management

A number of key trends are making it more difficult for organizations to manage their human capital effectively. These include:

•	Increased Employee Mobility. Employee turnover at all organizational levels has become increasingly difficult to manage due to intense competition for the best talent, a greater willingness by employees to consider other opportunities, and broad access to job-related information over the Internet and other media. For example, according to the U.S. Bureau of Labor Statistics, voluntary employee turnover in the United States was 25% for the 12 months ended December 2007. Employee turnover has not only tangible costs, such as those related to recruiting and training replacements, but also important organizational costs due to lost knowledge and skills, and performance drain.

•	Diverse and Geographically-Distributed Workforce. Today’s workforce has become more diverse, and a growing number of organizations have employees in multiple locations worldwide. This makes it more difficult to engage with, evaluate, develop, manage and align employees with organizational goals in a consistent manner.

•	Impending Demographic Changes. Aging workers in many countries, including baby boomers in the United States, will start to retire in dramatic numbers in the coming years, creating the potential for severe shortages of qualified workers and loss of intellectual capital. In addition, newer generations entering the workforce often have more demanding employment expectations than their predecessors.

•	Constantly Evolving Business Requirements. Global competition, increased mergers and acquisitions activity, and changing market demands are forcing organizations to constantly evolve their business models and strategies to address new growth opportunities and respond to rapidly changing business environments. This dynamic environment makes it increasingly important for organizations to nimbly and effectively allocate, develop and align their workforces to remain competitive.

The Opportunity for Strategic Human Resources

Given the increasing challenges of effective human capital management, organizations need new ways to manage and optimize their human capital to drive business results. Just as organizations have implemented systems to manage critical business functions such as manufacturing, supply chains and customer relationships, they need a system to strategically manage and optimize their human capital, which we refer to as a performance and talent management system. In particular, organizations need a performance and talent management system to:

•	align employee performance goals with overall organizational goals;

•	measure and manage employee performance against aligned goals throughout the organization;

•	pay employees based on their performance;

•	recruit talent internally and externally to fill critical gaps in the organization;

•	identify employee skill gaps and provide needed training for current and future job requirements; and

•	plan for succession in the event of promotions, transfers and employee departures.

Current Approaches to Strategic Human Resources are Inadequate

Most organizations have not implemented systematic, information technology-enabled processes to realize strategic HR. Organizations that have attempted to implement performance and talent management systems have generally tried paper-based processes, custom-built systems, third-party human resources management systems, or point applications designed only to address specific needs. Each of these approaches has serious shortcomings.

With paper-based systems, which remain the dominant approach, it is often difficult to complete, route, analyze, store and retrieve documents and forms. The quality of input suffers because of the cumbersome nature of filling out paper forms, and it is frequently difficult to achieve full participation across the organization. Custom-built systems can take months or years to implement, are generally expensive to design, build, implement, maintain and upgrade, and require sophisticated and costly IT personnel. Third-party human resources management systems, designed largely to automate non-strategic back-office functions, such as payroll and benefits, typically lack strategic HR focus. Point applications, both custom-built and third-party, provide limited functionality and are difficult to integrate with other human resources applications. As a result, point applications do not provide a comprehensive view of employees’ skills, capabilities and performance across the organization. Finally, most of these systems and point applications were not designed or intended to be used by all employees across the organization, thereby limiting the organization’s ability to promote adoption of strategic HR initiatives and processes.

Technological Innovations Enable Strategic Human Resources

The ubiquitous nature of the Internet, widespread broadband adoption, and improved network reliability and security have enabled the deployment and delivery of applications across public networks. This has created the opportunity for business-critical applications to be cost-effectively delivered over the Internet as an on-demand service with little or no incremental capital investment, to all employees across the organization.

We believe the on-demand model is well suited for performance and talent management applications. Successful strategic HR initiatives require broad employee adoption, ease-of-use and the flexibility to address continuously evolving business needs. In addition, the cost-effective nature of an on-demand model can provide a solution better suited to the budget and resource constraints of most HR organizations. As a result, we believe there is a substantial opportunity for a new breed of performance and talent management systems that take advantage of the Internet to deliver effective strategic HR.

Our Solution

We deliver on-demand performance and talent management software that enables organizations of all sizes across all industries and geographies to optimize the performance of their people to drive business results. We strive to delight our customers by delivering innovative solutions, a broad range of performance and talent management content, process expertise and best practices knowledge gained from serving our large and varied customer base. We have over 1,950 customers across over 60 industries, with more than two million end users in over 185 countries using our application suite in 22 languages. Compared to traditional approaches, our solution offers customers rapid benefits and return on investment, enabling them to:

Key benefits of our solution include:

•	Core Performance Management and Goal Management to Drive Business Results. Because the performance of an organization is directly tied to the performance of its people, we designed our solution around our core Performance Management and Goal Management modules. These core modules serve as the foundation for our application suite, as we believe visibility into employee performance and organizational goals are the necessary basis for other activities, such as recruiting, learning and development, compensation and succession planning.

•	Organically Built, Not Just Functionally Integrated, Modular Suite. Unlike products that attempt to integrate disparate applications, we built our modules organically using the same code base. This allows an organization to provide employees with a common user experience and leverage common data and processes, such as reporting, analytics and employee data, across all modules. Additionally, customers can start with one or a few modules and easily add more modules over time.

•	Continuous Customer-Driven Development. Through our SuccessFactory development approach, we capture and incorporate best practices knowledge gained from interactions with our customer base. SuccessFactory defines how we collaborate both with our customers and internally to leverage the on-demand model to deliver the most desired new capabilities. Our customer-centric development focus, together with our on-demand model, have enabled us to release significant enhancements every month for the past six years.

•	Ease-of-Use Drives Adoption. Our user interface is designed to be highly intuitive, requiring limited training for end users. We regularly conduct usability testing to ensure an attractive and easy-to-use interface. Additionally, we implement workflows that are easy to follow and broadly applicable so that employees across an organization can more easily embrace our solution.

•	Relentless User-Centric Innovation. We focus on end users across all business functions and strive to deliver business applications that are as engaging as popular consumer web applications. Through our NEXTlabs initiative and our most recent ULTRA release, we have designed and developed capabilities to delight end users with features such as real-time coaching, goal and performance review writing assistants, personal dashboards and best-practice wizards. These capabilities take advantage of Web 2.0 concepts and technologies, such as user-generated content, social networking, tagging, and AJAX.

•	Highly Configurable On-Demand Application Suite. Our on-demand application suite, which requires no installation of software or equipment on premises, significantly reduces the costs and risks of implementing and operating traditional enterprise software applications. Our solution is highly configurable, allowing customers to tailor their deployment to reflect their identity, unique business processes, and existing forms and templates. In addition, our multi-tenant architecture enables us to deliver our solution across our customer base with a single instance of our software, making it easier to scale our solution as our customer and end-user base expands.

•	Broad Applicability Within Organizations of All Sizes and Industries. Unlike most enterprise software applications, our solution is designed to be used by all employees at all levels within an organization, from senior executives to entry-level employees. We offer different editions of our application suite tailored to meet the needs of organizations of all sizes, from large global enterprises to small and mid-sized businesses, in all industries, without the need for complex in-house IT infrastructure and expensive IT personnel. We currently have customers across over 60 industries that currently subscribe for as few as three to as many as 300,000 end users in over 185 countries and use our application suite in 22 languages.

Our Business Model

Capitalizing on Customer Lifecycle Value

We evaluate the profitability of a customer relationship over its lifecycle. Because customer acquisition and implementation costs are generally incurred up front, while revenue is recognized ratably over the term of the customer agreement, a customer relationship may not be profitable early in the relationship, even though it is profitable over the life of the relationship. Based on an analysis of the customers that we added in 2004, we recognized revenue from subscriptions to our software of approximately $1.1 million in the aggregate from these customers in 2004 and we incurred significant costs during 2004 to generate this revenue and support these customers, creating a significant negative contribution margin, as defined below, from these customers in 2004. During 2007, we recognized revenue of approximately $5.1 million in the aggregate from the customers that were added in 2004, including revenue from renewals and licensing of additional modules and users, and we estimate that our costs to support these customers and generate this revenue during 2007 was approximately $1.6 million, resulting in a contribution margin of approximately 68%. Moreover, for 2004, 2005, 2006, 2007 and the three months ended March 31, 2008, our customer retention rate was greater than 90%, with customers often renewing at higher dollar amounts and purchasing additional users and modules that require little additional customer acquisition and implementation costs. As a result of investing heavily in sales and marketing to add customers, we expect that our profitability will be favorably impacted in the future to the extent that a greater portion of our revenue is derived from customer renewals rather than new customers. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” for a description of how we computed contribution margin. We cannot assure you that we will experience similar contribution margins from customers added in other years or in future periods. You should not rely on the estimated expenses or contribution margin as being indicative of our future performance. Because the size of our customer base has grown substantially in recent periods and we expect to continue to add new customers, we expect that at many times, large numbers of our customers could be in the early stages of their subscription period. Accordingly, we may not generate positive contribution margins across our total customer base. In addition, we may not achieve profitability even if we generate positive contribution margins from customers. We encourage you to read our consolidated financial statements that are incorporated by reference in this prospectus.

Investing for Global Scale

We believe there is a significant global market opportunity for performance and talent management. We have aggressively invested in sales and marketing initiatives targeted at domestic enterprise customers and are also aggressively investing in international markets as well as in targeting small and mid-sized businesses in order to acquire new customers. We intend to monitor our investments in these areas carefully, and adjust them as necessary so that we are positioned for profitability in the future.

Our Strategy

Our goal is to enable organizations to substantially increase employee productivity worldwide. We are intensely focused on our customers and work with them closely to achieve long-term, measurable success. Key elements of our strategy include:

•	Maintain Our High-Performance Culture to Drive Business Results. We believe that people drive performance, and we are committed to hiring and retaining the best performers and ensuring that they are committed to customer success. We adhere to the principles of strategic HR, including emphasizing collaboration, goal alignment, pay for performance, continuous improvement, and focus on accountability and results. We believe this approach drives superior execution, enabling us to consistently deliver significant value to our customers.

•	Aggressively Expand Our Customer Base. We believe that the global market for performance and talent management is large and underserved, and we intend to make significant investments to aggressively pursue this market. Our strategy to expand our customer base includes:

•	Invest Across All Areas of Our Business. We intend to significantly expand our sales, marketing, support and development efforts in order to capitalize on the opportunity for performance and talent management.

•	Increase Our Presence in Targeted Geographies. We intend to expand operations globally with employees and partners who understand the cultural, social and business differences of our customers across geographies.

•	Deepen and Broaden Industry-Specific Solutions. Customers in over 60 industries currently use our solution, and we intend to continue to support their specific requirements, as well as those of other industries. For example, we offer predefined job descriptions, competencies and pre-configured templates and workflows for the healthcare and financial services industries.

•	Leverage Our Existing Customer Base. We continually focus on the success of our existing customer base in order to increase the number of end users, cross-sell new modules and other offerings, and maintain a high level of contract renewals. During 2005, 2006, 2007 and the three months ended March 31, 2008, our customer retention rate was greater than 90%, reflecting what we believe is a high degree of satisfaction and stability in our customer base.

•	Refine Our Solution and Develop New and Relevant Features and Functionality. We plan to continue collaborating with our customers and leverage the on-demand model to frequently enhance the functionality, features and interface of our solution. For example, we offer our IdeaFactory on our Customer Community portal, which enables our customers, end users and employees to suggest, collaborate on and vote on new product concepts.

•	Continually Enhance Our Application Suite with Proprietary and Third-Party Content. We believe that delivering targeted and relevant content to end users through our on-demand solution has been an important and differentiating part of our value proposition. We intend to continue to incorporate into our solution proprietary and third-party content that is tailored to a wide range of business roles and industries.

•	Scale and Leverage Our Distribution Channels and Key Relationships. We will continue to leverage our relationships with distribution partners, such as Ceridian, IBM and Mercer, and foster alliances with other leading human resources consulting, content and technology companies, to extend our distribution reach, provide additional content and applications, and complement our direct sales efforts. We will also continue to expand our network of partners to incorporate new content and additional domain expertise into our solution.

Our Application Suite

We offer a suite of performance and talent management applications, delivered on demand, that enable organizations to optimize the performance of their people to drive business results. Our modules utilize a single code base and reside on a multi-tenant architecture. To address the varied needs of different sized organizations, we market three principal editions of our application suite:

•	Enterprise. For organizations with more than 2,500 employees, we market Enterprise Edition. Enterprise Edition is our most fully-featured offering, providing functionality and configurability that can scale to support the complex needs of large, global enterprises with tens of thousands of employees.

•	Mid-Sized Business. For organizations with 501 to 2,500 employees, we market SuccessPractices. Mid-sized organizations typically need a robust solution but may not require the advanced functionality of our Enterprise Edition. Each of the SuccessPractices modules is pre-configured with best-practice workflows, form templates and other content tailored for the needs of mid-sized organizations and designed to allow for rapid implementations.

•	Small Business. For organizations with up to 500 employees, we market Professional Edition. Small businesses typically need an automated solution but may not require the more advanced functionality of our other editions. Professional Edition includes modules pre-configured with the best practices of smaller organizations.

We also separately market Manager’s Edition, which is targeted at individual managers who want a tool for writing performance reviews but may not want a company-wide solution.

We offer the following modules as part of our application suite:

Performance Management.  Our Performance Management module streamlines the performance appraisal process and transforms the often rushed and tedious performance review process into an ongoing method of tying employee performance to business results. The module is highly configurable, allowing customers to design performance review templates and workflows that best meet their needs. Performance Management also delivers rich content that enables managers to provide meaningful and productive feedback to their subordinates. Performance Management is tightly integrated with our other modules, allowing organizations to:

•	assess performance accurately, allowing for goal adjustments in real time;

•	set relevant development goals based on accurate competency assessments;

•	compensate employees based on objective performance evaluations;

•	assess key performance data as part of the succession planning process; and

•	understand characteristics of strong performance to optimize recruiting.

Goal Management.  Our Goal Management module supports the process of creating, monitoring and assessing employee goals across the organization. Goal Management allows executives and managers to align employee goals to the priorities of the organization. Customers can improve overall employee performance and agility by using Goal Management to focus employees on shared goals as these goals evolve. Goal Management can continually track progress against high-level strategic goals across the organization. Goal Management is tightly integrated with our other modules, allowing organizations to:

•	design competency-development programs based on skills needed to achieve key goals;

•	evaluate individual performance against agreed-upon goals;

•	make merit increase and bonus distribution decisions based on accomplishment of goals;

•	make informed succession planning decisions based on historical goal attainment data; and

•	expedite onboarding of newly-hired employees with clearly articulated goals.

Compensation Management.  Our Compensation Management module helps our customers establish a pay-for-performance culture. Compensation Management facilitates the processes of merit pay adjustments, bonus allocations and distribution of stock-based awards. It also includes a variable pay management component that takes overall organizational and department performance into account in making individual compensation decisions. Compensation Management supports multiple currency conversion capabilities, which is particularly critical for customers with a global presence. Compensation Management is tightly integrated with our other modules, allowing organizations to:

•	influence employee engagement and thereby goal attainment by supporting a pay-for-performance culture;

•	directly link compensation distribution decisions to tracked performance;

•	access compensation history to inform succession management decisions;

•	allocate compensation based on skill development and anticipated performance; and

•	design hiring requisitions based on compensation guidelines.

Succession Management.  Our Succession Management module provides real-time visibility into an organization’s talent pool from senior executives to individual contributors. This allows customers to plan for staffing changes by identifying key contributors throughout the organization and providing current profiles and readiness rankings for each candidate. This process enables customers to proactively develop and assure the readiness of employee talent at all levels. Succession Management is tightly integrated with our other modules, allowing organizations to:

•	improve talent readiness in anticipation of evolving business goals and strategies;

•	incorporate employee development activities into the succession planning process;

•	view history of employee performance and assessments of potential as part of succession planning decisions;

•	adjust compensation based on succession planning decisions; and

•	identify gaps in internal talent to optimize external recruiting.

Learning and Development.  Our Learning and Development module aligns learning activities with an employee’s competency gaps required to achieve key goals. This allows customers to avoid costly, non-strategic training programs while facilitating the attainment of skills required for current and future job requirements. Learning and Development is tightly integrated with our other modules, allowing organizations to:

•	consider development accomplishments as part of compensation decisions;

•	link employee career development goals with succession planning activities;

•	take organizational competency data into account when planning for external hiring;

•	include competency assessments and development plans in performance reviews; and

•	ensure that employees have the skills required to execute on strategic objectives.

Recruiting Management.  Our Recruiting Management module streamlines the process of identifying, screening, selecting, hiring and on-boarding job applicants. Hiring managers can identify talent gaps and initiate the process of creating hiring requisitions based on organizational needs. These detailed hiring requisitions can automatically be passed through a customer’s internal approval process and routed to the appropriate internal or external recruiters. Recruiting Management is tightly integrated with our other modules, allowing organizations to:

•	improve hiring effectiveness for better execution of organizational goals;

•	identify performance expectations for newly-hired employees;

•	predefine compensation benchmarks for employees in newly-hired positions;

•	expose hiring needs as part of periodic succession planning sessions; and

•	predefine development programs for newly-hired employees.

Our application suite also includes:

Analytics and Reporting.  Our Analytics and Reporting capability provides visibility into key performance and talent data across the organization. Executives can access global views of the entire organization’s performance data, including goal status, performance review ratings and compensation in real time. This capability offers insights to critical performance management trends through clear and easy-to-understand dashboards that summarize results while also linking to underlying data. All data can be seamlessly exported to spreadsheets for additional offline analysis.

Employee Profile.  Our Employee Profile capability aggregates employee profile information, such as work experience and educational background, and stores it in a centralized, master data repository that can be accessed at any time by authorized personnel. When more of our modules are used, the richness of data on each employee builds in the Employee Profile, making it increasingly robust and valuable. Each employee’s information can easily be accessed via an intuitive employee directory search capability. Employee Profile allows users to create relevant tags making it easier for anyone to identify them based on work-related activities or functions.

360-Degree Review.  Our 360-Degree Review capability supports the collection of performance feedback from an employee’s peers, subordinates and superiors. Once collected, the feedback can be aggregated, providing a comprehensive view of an employee’s strengths, weaknesses and areas of improvement. This capability allows for an insightful and comprehensive assessment of employees, resulting in a better understanding of competency gaps and development needs.

Employee Survey.  Our Employee Survey capability provides management with actionable insights to help them separate the perception from the reality of what matters most to employees. It provides managers with a fast and efficient way to fine-tune initiatives, solidify workgroup alignment, take the pulse of their teams or quickly gain perspective on employee engagement, satisfaction, and other relevant employee data. Our Business Transformation Services team often works with customers to help them interpret survey results and recommend actions to ensure overall organizational success.

Proprietary and Third-Party Content.  Our application suite incorporates proprietary and third-party content that is tailored to a wide range of business roles and industries. This content provides customers with valuable insights and information to increase the effectiveness of their performance and talent management. For example, we have proprietary libraries for competencies, goals, job descriptions, skills, surveys and wage data, and other content such as:

•	Writing Assistant for performance and 360-degree reviews, which helps eliminate “writer’s block” and facilitates creating concise, meaningful feedback for employees;

•	Coaching Advisor, which enables managers to proactively provide relevant coaching and support for their subordinates based on identified competency gaps;

•	SuccessFactors Coach, which integrates coaching and mentoring into an employee’s daily routine; and

•	Interview Question Library, which helps hiring managers interview effectively and facilitates a standard approach to talent assessment and selection.

Professional Services

Our professional services team’s mission is to help our customers rapidly achieve the best results from our solution. With our on-demand model, we have eliminated the need for lengthy and complex technology-focused tasks such as customizing code, deploying equipment, and managing unique network and application environments for each customer. Instead, we focus on strategic HR best practices and business process review. Our implementation consultants are experienced performance management and HR professionals, rather than computer programmers, and many of them hold PhDs, MBAs and other advanced degrees.

Through our configuration services, we help our customers implement our solution rapidly, often in a matter of days or weeks. We also provide follow-on services, including end-user training and business transformation services.

Our configuration services consultants, who are aligned by market segment, use our proprietary implementation methodology, to implement our solution quickly and effectively. For small and mid-sized customers, our solution can be configured in a matter of days or weeks. For our larger customers, implementations typically take a few months. Our implementation approach is based upon best practices templates that give customers flexibility within a proven configuration framework. Our experienced project managers partner with customers to successfully manage projects using our proven project methodology. Most of our projects are priced on a fixed-fee basis, which reduces the risk of implementation cost overruns often associated with on-premise software. We also provide follow-on services including end-user training and business transformation services.

SuccessFactors University.  SuccessFactors University provides training to enhance the end-user experience and drive business results for our customers. We offer a variety of packaged training content, such as course curricula, training guides and reference materials. We offer courses online or in person at customer locations. Our training professionals will also work with customers to develop custom curricula and materials to suit their specific needs.

Business Transformation Services.  We leverage our understanding of strategic HR best practices to provide Business Transformation Services to help customers gain additional value from our solution, such as developing and implementing change management programs and clear, metrics-based processes for performance and talent management.

Customer Support

We believe that our relentless focus on customer satisfaction and service has significantly contributed to our maintaining a greater than 90% customer retention rate during 2005, 2006, 2007 and the three months ended March 31, 2008. Our global Customer Success organization provides both proactive and customer-initiated support. We offer support services in a variety of languages and deliver them via telephone, e-mail and our web-based Customer Community portal.

Our Customer Success group consists of experienced SuccessFactors product specialists who receive comprehensive training including regular product testing to validate product knowledge and a subject matter expertise certification program. This group assists customers by answering functionality questions and troubleshooting issues they may encounter. Customers can submit and track the status of support requests through the Customer Community portal, and can track the status of their support requests, the person responsible for resolving them, priority level, targeted timing and process for resolution.

We currently offer a standard support package included as part of the basic subscription fee. This includes access to support staff during business hours, as well as online support. We also offer enhanced levels of support services that provide 24x7x365 access to our support staff, new feature demonstrations, regular planning and review meetings, and outsourced administration. We regularly review customer satisfaction reports as well as support and response metrics to ensure that we maintain a high level of satisfaction and referenceability within our customer base.

Customers

As of March 31, 2008, we had over 1,950 customers of all sizes in over 60 industries. The following table sets forth a representative list of our largest customers by industry category, based on number of end users:

Consumer	Energy	Financial Services
Cadbury Schweppes plc ConAgra Foods, Inc. Kimberly-Clark Corporation Southern Wine & Spirits of America, Inc. Whirlpool Corporation	American Electric Power Service Corporation Baker Hughes Oilfield Operations, Inc. Consolidated Edison Company of New York, Inc. DTE Energy Company Transocean Offshore Deepwater Drilling Inc.	Bank of New York Mellon The Goldman Sachs Group, Inc. Lloyds TSB Bank PLC Metropolitan Life Insurance Company Wachovia Corporation
Government	Healthcare	Life Sciences
City of Garland (Texas) Commonwealth of Massachusetts County of Sacramento, Internal Services Agency Dakota County (Minnesota) U.S. Postal Inspection Service	Baylor Health Care System Centura Health CHRISTUS Health MedStar Health Sutter Health	AmerisourceBergen Corporation Beckman Coulter Becton, Dickinson and Company Pfizer Inc. Quintiles Transnational Corp. Sanofi-Aventis U.S. LLC
Manufacturing	Retail	Telecommunications and Technology
Advanced Micro Devices Applied Materials Cummins Inc. Ingersoll-Rand Company Limited Textron Inc.	FedEx Kinko’s Office and Print Services, Inc. LensCrafters, Inc. Lowe’s Companies, Inc. Sears Holdings Corporation The Pep Boys — Manny, Moe & Jack	Micron Technology, Inc. Nokia Siemens Networks Symantec Corporation T-Mobile USA, Inc. Xerox Corporation
Transportation and Other Services
Allied Waste Industries, Inc. Amdocs Management Limited CH2M HILL, Inc. HD Supply Support Services, Inc. Hilti Aktiengesellschaft

Sales and Marketing

We sell our application suite primarily through our global direct sales organization. Our sales team is organized by geographic regions, including North America, Latin America, Europe and the Middle East, and Asia-Pacific. We further organize our sales force into teams focused on selling to specific customer segments, based on the size of our prospective customers, such as small, mid-sized and enterprise, as well as vertical industry, to provide a higher level of service and understanding of our customers’ unique needs. We work with channel partners, including leading global human resources outsourcing vendors, such as Ceridian Corporation and International Business Machines Corp., or IBM, who resell our application suite. For 2007 and the three months ended March 31, 2008, third-party resellers accounted for approximately 10% and 7% of our revenue.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target HR executives, technology professionals and senior business leaders. Like our sales teams, our marketing team and programs are organized by geography, company size and industry segment to focus on the unique needs of customers within the target markets. Our principal marketing programs include:

•	field marketing events for customers and prospects;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	customer programs, including user meetings and our online customer community;

•	online marketing activities, including direct email, online web advertising, blogs and webinars;

•	public relations;

•	cooperative marketing efforts with partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars;

•	use of our website to provide product and company information, as well as learning opportunities for potential customers; and

•	inbound lead generation representatives who respond to incoming leads to convert them into new sales opportunities.

We host our annual SuccessConnect global user conference, where customers both participate in and deliver a variety of programs designed to help accelerate business performance through the use of our application suite. The conferences feature a variety of prominent keynote and customer speakers, panelists and presentations focused on businesses of all sizes, across a wide range of industries. The event also brings together partners, customers and other key participants in the human resources area to exchange ideas and best practices for improving business performance through strategic HR. Attendees gain insight into our product plans and participate in interactive sessions that give them the opportunity to express opinions on new features and functionality.

Strategic Relationships

An important element of our strategy is to establish deep relationships with key industry leaders to enable the widespread adoption of our application suite. We have established a network of relationships that expand our capabilities in multiple areas, such as: distribution of our solution through resellers and referral partners; implementation and consulting services through professional services and consulting organizations; and expanded features and functionality through content and product partners. This approach enables us to focus on our core competencies and, at the same time, provide additional value to our customers.

Outsourcing and Distribution Relationships

We have a network of third parties that resell our application suite directly, refer customer prospects to us and assist our internal sales force. These include leading global human resource outsourcing vendors such as Ceridian and IBM. Outsourcing partners allow customers that desire to outsource multiple HR processes to leverage the benefits of our solution.

Consulting and Implementation Relationships

We work with leading human resources consulting firms to expand our delivery capabilities as well as to offer additional value-added services. These include relationships with industry leaders such as Mercer Human Resources Consulting LLC, Iconixx Corporation and Learn2Perform, Inc. dba SystemLink.

Content and Product Relationships

We have relationships with leading content and product companies that complement our solution by making specialized content and functionality available to our customers. These include competency vendors such as

Development Dimensions International, Inc., ITG Competency Group, LLC, Lominger International (a Korn/Ferry company), and Personnel Decisions International Corp. We also have integration relationships with vendors of complementary products, such as eQuest LLC, GeoLearning, Inc., HireRight Inc. and Xactly Corporation, that provide additional functionality, such as job boards, learning management systems, background check services, and sales incentive compensation solutions.

Technology

Our solution was architected from the outset to be on-demand, multi-tenant, highly scalable, highly secure, highly configurable and high performance, in order to rapidly deliver value to our customers. Customers can access our solution via a standard web browser without requiring any changes in their network or IT infrastructure.

In designing our solution, we set out to achieve a number of goals. First, the technology had to be highly scalable to accommodate customer growth while continuing to provide high application availability. Second, the data and transactions had to be highly secure, using advanced security technologies and protocols. Third, the solution architecture had to be multi-tenant, allowing us to maintain only one current release that all of our customers use, eliminating the overhead associated with software upgrades or migrations common to many on-premise or other hosted software environments. Fourth, the solution had to allow for rapid response times during heavy usage.

Our solution is architected to deliver a user experience that feels highly customized without requiring custom code changes. Many customers can be configured in a few days or weeks as compared to the months that may be required for traditional enterprise software implementations, allowing the customer to quickly start using our solution. Since our solution is easy to configure, our professional services personnel are not programmers but rather performance and talent management specialists who can focus on providing value to customers.

Our solution is also designed to satisfy strict security requirements. In addition to including extensive roles and permissions capabilities and audit histories of transactions, our architecture segregates each customer’s data from other customers’ data. This data segregation also allows our solution to easily scale horizontally at the database level by load balancing customer instances across database servers.

We use a hybrid approach to our multi-tenant database architecture, which we believe is unique compared to other on-demand, multi-tenant applications. While the core of the approach is multi-tenant with identical database table schemas for each customer, we leverage the self-describing attributes of XML to abstract many of the unique customer data requirements into an object model. While all of the data is stored in a standard RDBMS, the table structure itself is simplified, with all of the core entity data self-described within an XML-based object model. This approach allows for a highly-configurable user experience, allowing customers to provide their users with a web-based performance and talent management system that is familiar and easy to adopt because it can mimic the layout of a prior paper-based system. Users can also enter goals, tasks, targets and milestones into different goal plan templates and layouts, all while leveraging a common permission control model for access to public and private goals within their organization. This approach also allows us to interface with services across a service oriented architecture, or SOA, environment. With our approach, we are able to retain the scalability advantages of a multi-tenant model with identical schemas while still offering customers the ability to benefit from a highly configurable application. As a result, customers can benefit from lower costs as compared to on-premise software, while at the same time achieving higher levels of configurability than we believe are achievable with other on-demand architectures.

Another key feature of our application architecture is its ability to understand the hierarchical structure of employee relationships within an organization. This is essential for a performance and talent management application, but difficult to accomplish using traditional flat table-based database software applications, which must traverse the entire employee hierarchy in order to effectively query across the dataset using standard SQL. Our proprietary implementation of a “Left/Right Algorithm” allows our solution to optimize these queries and quickly search and retrieve hierarchical data. This approach allows managers to cascade goals to team members and allows each team member to personalize these goals for their particular goal plan, all while the system seamlessly maintains the relationship between the original and cascaded goals in the employee hierarchy.

We are standardized on the J2EE technology stack with the majority of our software written in industry-standard software programming languages, such as Java. We also make extensive use of Web 2.0 technologies, such as AJAX, for improved usability and performance and to deliver a rich and highly interactive experience. Our hardware consists primarily of industry standard web servers, application servers, database servers and storage and networking equipment. We support recent versions of major web browsers on major operating systems.

Development

We work closely with our customers and user community to continually improve and enhance our existing offerings and develop new modules and features. Our overall SuccessFactory development approach focuses on rapid innovation and development in order to quickly deliver the features most desired by our customers. SuccessFactory emphasizes collaboration with customers and throughout all areas of our organization in the development process. A key part of this focus is our IdeaFactory, which resides on our web-based Customer Community portal and allows customers and employees to suggest, collaborate on and vote on new features and functionality. This input drives many of the development plans and priorities of our engineering team. We also conduct frequent user meetings, maintain a customer advisory board, and offer other events to provide customers with the opportunity to provide ideas and feedback in our collaborative development process.

Our engineering process is based on a combination of three methodologies: traditional “waterfall” for long-term product release planning; a SCRUM development methodology for agility — supporting our monthly release process and fast reaction to urgent customer and market needs; and the “Extreme Programming” methodology to focus on rapid development, tight connection to business requirements and quality. We have delivered product releases on a monthly basis and intend to continue at this rate as necessary in the future. Leveraging our multi-tenant platform architecture, we can quickly introduce new features across our entire customer base without the need for customers to install or implement any software.

Our research and development expenses were $6.1 million in 2005, $10.6 million in 2006, $16.7 million in 2007 and $5.2 million in the three months ended March 31, 2008.

Operations

We serve our customers and end users from three secure data centers — one located in the United States and two in Europe. We have also entered into an agreement for a second data center in the United States. Physical security features at these facilities include a 24x7x365 manned security station and biometric and man-trap access controls. The systems at these facilities are protected by firewalls and encryption technology. Operational redundancy features include redundant power, on-site backup generators, and environmental controls and monitoring.

We employ a wide range of security features, including server authentication, data encryption, encoded session identifications and passwords. Our hosting providers conduct regular security audits of our infrastructure. We also employ outside vendors for 24x7x365 managed network security and monitoring. Every page we serve is delivered encrypted to the end user via a Secure Socket Layer, or SSL, transaction. We also use encryption technology in our storage systems and backup tapes.

We continuously monitor the performance of our application suite using a variety of automated tools. We designed our infrastructure with built-in redundancy for key components. We use Cisco Systems network equipment, including firewalls, switches and intrusion detection systems, and incorporate failover backup for maximum uptime. We load balance at each tier in the network infrastructure. We also designed our application server clusters so that servers can fail without interrupting the user experience, and our database servers are clustered for failover using technologies from Oracle Corporation and Symantec Corporation. We regularly back up and store customer data on-site and off-site in secure locations to minimize the risk of data loss at any facility.

Competition

The overall market for HR solutions is fragmented, rapidly evolving and highly competitive, with relatively low barriers to entry in some segments.

Within the performance and talent management market, the most common type of competitive solution consists of paper-based processes or desktop software tools that are not specifically designed for performance and talent management. We also face competition from custom-built software that is designed to support the needs of a single organization, and from third-party human resource application providers. These software vendors include, without limitation, Authoria, Inc., Cornerstone OnDemand, Inc., Halogen Software Inc., Kenexa Corporation, Oracle Corporation, Plateau Systems, Ltd., Salary.com, Inc., SAP AG, Softscape, Inc., StepStone Solutions GmbH, SumTotal Systems Inc., Taleo Corporation and Vurv Technology (pending its acquisition by Taleo Corporation).

We expect that the competitive landscape will change as the market for performance and talent management software and services consolidates and matures.

We believe the principal competitive factors in our industry include the following:

•	total cost of ownership;

•	breadth and depth of product functionality;

•	brand awareness and reputation;

•	ease of deployment and use of solutions;

•	level of integration, configurability, security, scalability and reliability of solutions;

•	ability to innovate and respond to customer needs rapidly;

•	size of customer base and level of user adoption;

•	ability to integrate with third-party applications; and

•	the level of sales, marketing and financial resources.

We believe we compete favorably with respect to most of these factors. However, many of our competitors and potential competitors have substantially greater name recognition, longer operating histories, larger marketing budgets and significantly greater resources. They may be able to devote greater resources to the development, promotion and sale of their products and services than we can to ours, which could allow them to respond more quickly and effectively to new technologies and changes in customer needs. Additionally, our competitors may offer or develop products or services that are superior to ours or that achieve greater market acceptance.

Intellectual Property

We rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. We currently have one issued U.S. patent. Although we rely on patent, copyright, trade secret and trademark laws to protect our technology, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality and frequent enhancements to our solution are more essential to establishing and maintaining a technology leadership position.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products with the same functionality as our solution. Policing unauthorized use of our technology is difficult. The laws of other countries in which we market our application suite may offer little or no effective protection of our proprietary technology. Our competitors could also independently develop technologies equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products incorporating those technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

We expect that software in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Such competitors could make a claim of infringement against us with respect to our application suite and underlying technology. Third parties may currently have, or may eventually be issued, patents upon which our current solution or future technology infringe. Any of these third parties might make a claim of infringement against us at any time.

Employees

We utilize our application suite to recruit and manage our team throughout our entire organization, which we believe has significantly helped us build a team with superior skills, competencies and aptitude. As of March 31, 2008, we had 694 employees. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We consider our relations with our employees to be good.

Facilities

Our corporate headquarters, which includes our operations and research and development facilities, is located in San Mateo, California, which we occupy under a lease that expires in November 2009. We have an option to extend the lease for three years. Our primary data center is located in Seacaucus, New Jersey, under a hosting agreement with International Business Machines Corporation. This hosting agreement expires in July 2008. We have also entered into an agreement for a second U.S. data center, located in Chandler, Arizona, under a hosting agreement with Internap. This hosting agreement expires in June 2011. We also have two data centers located in Amsterdam, The Netherlands, under a hosting agreement with Telecity Group plc. This hosting agreement expires in August 2008. We have additional U.S. offices in Boston, Massachusetts; Deerfield, Illinois and San Francisco, California. We also lease offices in Copenhagen, Denmark; London, U.K.; Manila, Philippines; Sydney, Australia; Munich, Germany; and Paris, France. We believe our facilities are adequate for our current needs.

Legal Proceedings

On March 11, 2008, we filed suit against Softscape, Inc. in the United States District Court of the Northern District of California for false advertising, trademark infringement, computer fraud and abuse, defamation, trade libel, intentional interference with prospective economic relations, and unfair competition. We also moved for a temporary restraining order. On March 13, 2008, the court granted us a temporary restraining order. On March 28, 2008, the court granted us a preliminary injunction. Softscape has admitted it created the presentation at issue. The case is in the discovery stage and remains pending. We believe that we do not have any material exposure in this matter, however, the costs of litigation, regardless of outcome, can be material.

In the ordinary course of our business, we are also party to other litigation. However, we do not believe these matters, individually or in the aggregate, will have a material adverse effect on our business.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table provides information regarding our executive officers, directors and key employees as of June 1, 2008:

Name	Age	Position(s)

Lars Dalgaard	40	Founder, Chief Executive Officer, President and Director
Bruce C. Felt, Jr.	50	Chief Financial Officer
Paul L. Albright	45	General Manager, Small and Mid-Sized Business Unit and Chief Marketing Officer
Luen Au	34	Vice President, Engineering
Robert R. Bernshteyn	35	Vice President, Global Product Marketing and Management
James B. Larson	49	Vice President, Global Enterprise Sales
Julian K. Ong	42	Vice President, General Counsel and Secretary
Randall J. Womack	44	Chief Information Officer and Vice President, Operations
David N. Strohm(1)(2)	60	Chairperson of the Board of Directors
Douglas J. Burgum	51	Director
Eric C.W. Dunn(3)	50	Director
William E. McGlashan, Jr.(2)(3)	44	Director
Elizabeth A. Nelson(2)(3)	47	Director
David G. Whorton(1)	41	Director
Jeffery K. Bieller	48	Vice President, Western Area Sales
Philip H. Carty	49	Vice President, Eastern Area Sales
Shelly K. Davenport	44	General Manager, Small Business Unit
Manuel H. Galvez	61	Vice President, Sales, Asia Pacific
Andrew J. Leaver	40	Vice President, Sales, EMEA
Karen A. Pisha	46	Vice President, Professional Services
Peter M. Riccio	52	Vice President, Sales, Mid-Market Team
Namdar Saleh	48	Vice President, Global Sales Operations

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.

Lars Dalgaard founded SuccessFactors in May 2001 and has served as a director and our President and Chief Executive Officer since May 2001. From 1994 to 1998, Mr. Dalgaard served in various general management positions at Unilever N.V., a global packaged consumer and industrial goods company, in the Netherlands, Germany and Denmark. From 1991 until 1993, Mr. Dalgaard held various positions at Novartis (formerly known as Sandoz), a pharmaceutical company, including Sales Representative, Product Manager and Corporate Finance Controller, in the United States and Switzerland. Mr. Dalgaard holds a B.A. from Copenhagen Business School, Denmark and an M.S. from Stanford University Graduate School of Business as a Sloan Fellow.

Bruce C. Felt, Jr. has served as our Chief Financial Officer since October 2006. From February 2005 through August 2006, Mr. Felt served as Chief Financial Officer of LANDesk Software, Inc., a security and systems management software company. Subsequent to LANDesk’s acquisition by Avocent Corp. in August 2006, Mr. Felt was retained by Avocent through February 2007 on a transitional basis to manage certain matters. From April 1999 to February 2005, Mr. Felt served as Chief Financial Officer of Integral Development Corporation, an on-demand software company. Mr. Felt holds a B.S. in accounting from the University of South Carolina and an M.B.A. from Stanford University Graduate School of Business.

Paul L. Albright has served as our General Manager, Small and Mid-sized Business Unit and Chief Marketing Officer since July 2007. From September 2004 to February 2007, Mr. Albright served as Senior Vice President, Worldwide Marketing at Network Appliance, Inc., a data management solutions company. From January 2004 to September 2004 and from 1995 to 1998, Mr. Albright was Executive Vice President, Channel Sales and Chief Marketing Officer at Informatica Corporation, an enterprise data software company. From January 2003 to December 2003, Mr. Albright was CEO-in-Residence at Greylock Partners, a venture capital firm. From October 1998 to December 2002, Mr. Albright served as President, Chief Executive Officer and Chairman of the Board of Directors at SeeCommerce, a performance management software company. Mr. Albright holds a B.S. in information (computer) sciences and a B.A. in management from James Madison University.

Luen Au has served as our Vice President, Engineering since September 2006. From May 2001 to September 2006, Mr. Au served in a number of engineering roles, including Director of Engineering and Senior Director of Engineering. Mr. Au holds a B.A. in computer science from the University of California, Berkeley.

Robert R. Bernshteyn has served as our Vice President, Global Product Marketing and Management since June 2007. From June 2004 to June 2007, Mr. Bernshteyn served in a number of marketing positions at SuccessFactors, most recently as Vice President, Product Marketing. From June 2001 to May 2004, Mr. Bernshteyn served in a number of product management roles at Siebel Systems, Inc., a customer relationship management software company. Mr. Bernshteyn holds a B.S. in information systems from New York State University, Albany and an M.B.A. from Harvard Business School.

James B. Larson has served as our Vice President, Global Enterprise Sales since September 2007. From June 2000 until January 2007, Mr. Larson served in various positions at Mercury Interactive Corporation, an enterprise software applications company, most recently as Senior Vice President of Worldwide Field Operations, including following the acquisition of Mercury Interactive by Hewlett-Packard Company. Prior to Mercury Interactive, Mr. Larson held various sales and management positions at various technology companies, including Siebel Systems, Inc. and Oracle Corporation. Mr. Larson holds a B.A. in economics from Harvard College and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Julian K. Ong has served as our Vice President, General Counsel and Secretary since August 2006. From September 2002 to July 2006, Mr. Ong served in various capacities in the legal department of salesforce.com, inc., an on-demand customer relationship management application company, most recently as Deputy General Counsel. From January 2000 to August 2002, Mr. Ong was an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Ong holds a B.S. and an M.S. in electrical engineering from Stanford University and a J.D. from Boalt Hall School of Law at the University of California, Berkeley.

Randall J. Womack has served as our Chief Information Officer and Vice President, Operations since April 2003. From May 2000 to April 2003, Mr. Womack served as a partner in the Fast Forward Group at Greylock Partners, a venture capital firm. Prior to that, from 1997 to May 2000, Mr. Womack served as Chief Information Officer of Digital River, Inc., an e-commerce ASP company. Mr. Womack attended the University of Texas at Austin.

David N. Strohm has served as a director since May 2001. He was appointed Chairperson of our Board of Directors in September 2005. Since January 2001, Mr. Strohm has been a Venture Partner of Greylock Partners, a venture capital firm, and from 1980 to 2001, Mr. Strohm was a General Partner of Greylock Partners. Mr. Strohm currently serves on the Boards of Directors of EMC Corporation and VMware, Inc. and several private companies. Mr. Strohm holds an A.B. from Dartmouth College and an M.B.A. from Harvard Business School.

Douglas J. Burgum has served as a director since October 2007. From April 2001 to August 2007, Mr. Burgum served as Senior Vice President of the Microsoft Business Solutions group of Microsoft Corporation, a software company. From 1983 until its acquisition in April 2001 by Microsoft, Mr. Burgum served in various executive positions at Great Plains Software, Inc., a business-management software company, including President since March 1984, Chief Executive Officer since September 1991 and Chairman of the Board of Directors since January 1996. Mr. Burgum currently serves on the Advisory Board of Stanford University Graduate School of Business.

Mr. Burgum holds a bachelor of university studies degree from North Dakota State University and an M.B.A. from Stanford University Graduate School of Business.

Eric C.W. Dunn has served as a director since May 2004. Since June 2003, Mr. Dunn has been a General Partner of Cardinal Venture Capital, a venture capital firm. From August 2000 to June 2003, Mr. Dunn owned and operated Kingston Creek Ventures, a venture capital firm. From 1986 to 2000, Mr. Dunn served in a number of senior executive capacities at Intuit Inc., a business, financial management and tax solution software company, including Chief Financial Officer and Senior Vice President and Chief Technology Officer. Mr. Dunn currently serves on the Boards of Directors of TIBCO Software, Inc. and several private companies. Mr. Dunn holds a B.A. in physics from Harvard College and an M.B.A. from Harvard Business School.

William E. McGlashan, Jr. has served as a director since September 2005. Since April 2004, Mr. McGlashan has been a Partner and Managing Director of TPG Growth, LLC, a venture capital firm. From December 2001 to March 2004, Mr. McGlashan served as Chairman of the Board of Directors and Chief Executive Officer of Critical Path, Inc., a digital communications software company. Mr. McGlashan currently serves on the Boards of Directors of several private companies. Mr. McGlashan holds a B.A. in history from Yale University and an M.B.A. from Stanford University Graduate School of Business.

Elizabeth A. Nelson has served as a director since September 2007. Since December 2005, Ms. Nelson has been an independent consultant to several private companies. From November 1997 until its acquisition in December 2005 by Adobe Systems Incorporated, Ms. Nelson served in various executive positions at Macromedia, Inc., a multimedia software company, including Executive Vice President, Chief Financial Officer and Secretary since February 1998 and a member of the Board of Directors since January 2005. Prior to joining Macromedia, Ms. Nelson spent eight years at Hewlett-Packard Company, a computer-hardware company, where she held various positions in international finance and corporate development. Ms. Nelson currently serves on the Boards of Directors of Autodesk, Inc., CNET Networks, Inc. and several private companies. Ms. Nelson holds a B.S. in foreign service from Georgetown University and an M.B.A. from the Wharton School of the University of Pennsylvania.

David G. Whorton has served as a director since April 2003. In March 2006, Mr. Whorton founded Tugboat Ventures, a venture capital firm, and has been Managing Director since that time. From February 2003 to December 2005, Mr. Whorton was a Managing Director of TPG Ventures, a venture capital firm. Mr. Whorton founded Good Technology, Inc. and Mr. Whorton served as its Chief Executive Officer from January 2000 to December 2000. From December 2000 to May 2003, Mr. Whorton served as the Executive Chairman of Good Technology’s Board of Directors. From May 1997 to March 2000, Mr. Whorton was an Associate Partner of Kleiner Perkins Caufield & Byers, a venture capital firm. Mr. Whorton holds an M.S. in mechanical engineering from the University of California, Berkeley and an M.B.A. from Stanford University Graduate School of Business.

Jeffery K. Bieller has served as our Vice President, Western Area Sales since October 2004. From June 2003 to August 2004, Mr. Bieller served as a Regional Director of Sales Management at Kronos Incorporated, a software company. From May 1999 to June 2003, Mr. Bieller served as Regional Vice President of Sales Management at Saba Software, Inc., a software company. Mr. Bieller holds a B.A. in business administration from California State University, Fullerton.

Philip H. Carty has served as our Vice President, Eastern Area Sales since May 2007. From February 2005 to April 2007, Mr. Carty served as Vice President of Sales, Eastern Region and Canada of Red Hat, Inc., a linux and open-source software provider. From May 2002 to February 2005, Mr. Carty served as Vice President of Sales, Northeast for VERITAS Software Corporation, a storage solutions company.

Shelly K. Davenport has served as our General Manager, Small Business Unit since January 2007. From June 2005 to January 2007, Ms. Davenport owned and operated Davenport Consulting, a sales consultation company. From October 1999 to March 2004, Ms. Davenport was Vice President of Sales at salesforce.com, inc. Ms. Davenport holds a B.S. in management information systems from California State University, San Diego.

Manuel H. Galvez has served as our Vice President, Sales, Asia Pacific since January 2005. From January 1998 to November 2004, Mr. Galvez served as Vice President & General Manager, Asia Pacific & Latin America at

Informatica Corporation, a data integration software company. Mr. Galvez holds a B.A. in economics from Ateneo de Manila University.

Andrew J. Leaver has served as our Vice President, Sales, EMEA since April 2007. From December 2000 to March 2007, Mr. Leaver served as Vice President, Sales & Marketing, EMEA for Ariba, Inc, a software applications company. Mr. Leaver holds an M.S. in microelectronic systems engineering from the University of Manchester Institute of Science and Technology.

Karen A. Pisha has served as our Vice President, Professional Services since July 2005. From February 1996 to May 2005, Ms. Pisha served in various capacities, including Vice President of Consulting, Director of Solutions Delivery and Director of Customer Services, at Oracle Corporation and PeopleSoft Corporation prior to its merger with Oracle, both of which companies provide enterprise software. Ms. Pisha holds a degree in business and marketing management from Central Michigan University.

Peter M. Riccio has served as our Vice President, Sales, Mid-Market Team since July 2006. From June 2004 and June 2006, Mr. Riccio served as Senior Vice President of Sales at Document Sciences Corporation, a customer communications management solutions company. From September 2003 to prior to joining Document Sciences, Mr. Riccio served as Vice President of Sales at Planitax, Inc., a corporate tax software and services company. From 1999 through 2002, Mr. Riccio served as Vice President of Sales at Saba Software, Inc., a human capital management software and services company. Mr. Riccio holds a B.S. in administrative science from Yale University.

Namdar Saleh has served as our Vice President, Global Sales Operations since March 2006. From October 2004 to January 2006, Mr. Saleh served as Vice President, North America Sales at Convergys Corporation, a customer care, human resources and billing services company. From April 2003 to September 2004, Mr. Saleh served as Director, Strategic Accounts at DigitalThink, Inc., an e-learning business solutions company. From April 2002 to April 2003, Mr. Saleh was not employed. From January 2001 to April 2002, Mr. Saleh served as Vice President, Business Development at Avinon, Inc., an Internet-based applications company. Mr. Saleh holds a B.S. in electrical engineering from Tufts University and an M.S. in electrical engineering from Purdue University.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under “Management,” the following is a description of transactions since January 1, 2005 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Series D Convertible Preferred Stock Financing

In February 2005, we sold an aggregate of 4,523,683 shares of our Series D convertible preferred stock at a purchase price of approximately $1.88 per share and for an aggregate purchase price of approximately $8.5 million. Each share of our Series D convertible preferred stock converted into one share of our common stock upon the completion of our initial offering. The purchasers of Series D convertible preferred stock are entitled to specified registration rights. The following table summarizes the Series D convertible preferred stock purchased by one of our directors and certain current holders of our outstanding capital stock in connection with the transaction described in this section. The terms of these purchases were the same as those made available to unaffiliated purchasers. For additional information, please see “Description of Capital Stock — Registration Rights” and “Principal and Selling Stockholders.”

	Series D
	Convertible	Aggregate	Percentage
	Preferred	Purchase	of Total
Name	Stock	Price	Issued

David N. Strohm(1)	67,382	$126,679	1.5%
Entities affiliated with Cardinal Ventures(2)	302,748	569,167	6.7
Entities affiliated with Emergence Capital Partners(3)	2,394,891	4,502,396	52.9
Greylock Equity Limited Partnership(4)	992,556	1,866,006	21.9
Mapache Investments, L.P.(5)	67,382	126,679	1.5
TPG Ventures, L.P.(6)	672,115	1,263,577	14.9

(1)	Mr. Strohm is a director and chair of our nominating and corporate governance committee and compensation committee.
(2)	Mr. Dunn, one of our directors, is a managing member of Cardinal Ventures LLC, which manages Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P. Represents shares held by Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P., which previously invested in our Series C convertible preferred stock prior to the transaction described in this section and collectively owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.
(3)	Represents shares held by Emergence Capital Associates, L.P., Emergence Capital Partners SBIC, L.P. and Emergence Capital Partners, L.P., which previously did not invest in our capital stock prior to the transaction described in this section and collectively owned more than 5% of our capital stock immediately after the transaction described in this section.
(4)	Mr. Strohm, one of our directors, is a General Partner of Greylock Equity GP Limited Partnership, which is the General Partner of Greylock Equity Limited Partnership. Greylock Equity Limited Partnership previously invested in our Series A, Series B and Series C convertible preferred stock prior to the transaction described in this section and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.
(5)	Mr. Strohm, one of our directors, is a General Partner of Mapache Investments, L.P., which previously invested in our Series B and Series C convertible preferred stock prior to the transaction described in this section.
(6)	Mr. McGlashan, one of our directors, is a Managing Director of TPG Growth, LLC, the management company for TPG Ventures, L.P. TPG Ventures, L.P. previously invested in our Series B and Series C convertible preferred stock prior to the transaction described in this section and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

Series E Convertible Preferred Stock Financing

In May 2006, we sold an aggregate of 5,203,500 shares of our Series E convertible preferred stock at a purchase price of approximately $4.80 per share and for an aggregate purchase price of approximately $25.0 million. Each share of our Series E convertible preferred stock converted into one share of our common stock upon the completion of our initial public offering. The purchasers of Series E convertible preferred stock are entitled to specified registration rights. The following table summarizes the Series E convertible preferred stock purchased by two of our directors and certain current holders of our outstanding capital stock in connection with the transaction described in this section. The terms of these purchases were the same as those made available to unaffiliated purchasers. For additional information, please see “Description of Capital Stock — Registration Rights” and “Principal and Selling Stockholders.”

	Series E
	Convertible	Aggregate	Percentage
	Preferred	Purchase	of Total
Name	Stock	Price	Issued

David N. Strohm(1)	13,602	$65,290	0.3%
David G. Whorton(2)	52,035	249,768	1.0
Entities affiliated with Cardinal Ventures(3)	208,140	999,072	4.0
Entities affiliated with Canaan Partners(4)	1,769,190	8,492,112	34.0
Entities affiliated with Emergence Capital Partners(5)	208,140	999,072	4.0
Entities affiliated with Granite Global Ventures(6)	2,081,400	9,990,720	40.0
Greylock Equity Limited Partnership(7)	519,055	2,491,464	10.0
Mapache Investments, L.P.(8)	10,855	52,104	0.2
TPG Ventures, L.P.(9)	322,969	1,550,251	6.2

(1)	Mr. Strohm is a director and chair of our nominating and corporate governance committee and our compensation committee.
(2)	Mr. Whorton is a director and a member of our compensation committee.
(3)	Mr. Dunn, one of our directors, is a managing member of Cardinal Ventures LLC, which manages Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P. Represents shares held by Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P., which previously invested in our Series C and Series D convertible preferred stock prior to the transaction described in this section and collectively owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.
(4)	Represents shares held by Canaan Equity III Entrepreneurs LLC and Canaan Equity III, L.P., which previously did not invest in our capital stock prior to the transaction described in this section and collectively owned more than 5% of our capital stock immediately after the transaction described in this section.
(5)	Represents shares held by Emergence Capital Associates, L.P., Emergence Capital Partners SBIC, L.P. and Emergence Capital Partners, L.P., which previously invested in our Series D convertible preferred stock and collectively owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.
(6)	Represents shares held by GGV II Entrepreneurs Fund L.P. and Granite Global Ventures II L.P., which previously did not invest in our capital stock prior to the transaction described in this section and collectively owned more than 5% of our capital stock immediately after the transaction described in this section.
(7)	Mr. Strohm, one of our directors, is a General Partner of Greylock Equity GP Limited Partnership, which is the General Partner of Greylock Equity Limited Partnership. Greylock Equity Limited Partnership previously invested in our Series A, Series B, Series C and Series D convertible preferred stock prior to the transaction described in this section and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.
(8)	Mr. Strohm, one of our directors, is a General Partner of Mapache Investments, L.P., which previously invested in our Series B, Series C and Series D convertible preferred stock prior to the transaction described in this section.
(9)	Mr. McGlashan, one of our directors, is a Managing Director of TPG Growth, LLC, the management company for TPG Ventures, L.P. TPG Ventures, L.P. previously invested in our Series B, Series C and Series D convertible preferred stock prior to the transaction described in this section and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

Investor Rights Agreement

In connection with the sale of our Series C, Series D and Series E convertible preferred stock, we entered into an amended and restated investor rights agreement with the purchasers of our outstanding Series A, Series B, Series C, Series D and Series E convertible preferred stock, including entities that hold more than 5% of our outstanding stock and with which certain of our directors are affiliated, and Lighthouse Capital Partners V, L.P., the holder of our outstanding Series E convertible preferred stock warrant.

Holders of 21,020,343 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. For more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Stock Option Grants

On May 16, 2008, our compensation committee granted certain of our executive officers, Messrs. Felt, Womack, Au, Ong and Bernshteyn, options to purchase 50,000, 160,000, 80,000, 40,000 and 80,000 shares of common stock, respectively, at an exercise price of $11.55 per share, which was the closing price per share of our common stock on The NASDAQ Global Market on the date of grant. These grants were in connection with our periodic company-wide evaluation of equity compensation.

On May 27, 2008, each of our non-employee directors, Messrs. Strohm, Burgum, Dunn, McGlashan and Whorton and Ms. Nelson, received their annual stock option grant pursuant to our 2007 Equity Incentive Plan. Each of these non-employee directors automatically was granted an option to purchase 15,000 shares of our common stock at an exercise price of $10.76 per share, which was the closing price per share of our common stock on The NASDAQ Global Market on the date of grant.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation provides that we are required to indemnify our directors and our restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our restated certificate of incorporation or restated bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our restated bylaws also provide that we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into agreements to indemnify our directors, executive officers and certain other employees. With certain exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We have also obtained directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, SuccessFactors has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 30, 2008 and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 52,424,190 shares of common stock outstanding at April 30, 2008. For purposes of the table below, we have assumed that 2,500,000 shares of common stock will be sold by us in this offering and no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to stock options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of April 30, 2008. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. To our knowledge, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SuccessFactors, Inc., 1500 Fashion Island Blvd., Suite 300, San Mateo, California 94404.

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to this Offering		Shares Being	After this Offering
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

Directors and Named Executive Officers:
Lars Dalgaard(1)	4,128,947	7.7%	412,894	3,716,053	6.6%
Bruce C. Felt, Jr.(2)	550,000	1.0	—	550,000	1.0
Paul Albright	50,000	*	—	50,000	*
Luen Au(3)	469,228	*	72,340	396,888	*
Randall J. Womack(4)	431,250	*	—	431,250	*
Douglas J. Burgum(5)	280,000	*	—	280,000	*
Eric C.W. Dunn(6)	3,652,761	7.0	—	1,851,380	3.4
William E. McGlashan, Jr.(7)	7,859,178	15.0	—	7,073,260	12.9
Elizabeth A. Nelson(8)	130,000	*	—	130,000	*
David N. Strohm(9)	13,483,781	25.7	—	12,195,702	22.2
David G. Whorton(10)	102,035	*	—	102,035	*
All executive officers and directors as a group (14 persons)(11)	31,347,618	57.4	485,234	26,987,006	47.3

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to this Offering		Shares Being	After this Offering
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

5% Stockholders:
Greylock Equity Limited Partnership(12)	12,880,787	24.6	1,288,079	11,592,708	21.1
TPG Ventures, L.P.(13)	7,859,178	15.0	785,918	7,073,260	12.9
Entities affiliated with Cardinal Ventures(14)	3,602,761	6.9	1,801,381	1,801,380	3.3
FMR LLC(15)	3,215,100	6.1	—	3,215,100	6.1
Entities affiliated with Canaan Partners(16)	2,989,190	5.7	350,000	2,639,190	4.8
Other Selling Stockholders:
Entities affiliated with Emergence Capital Partners(17)	2,603,031	5.0	300,000	2,303,031	4.2
Rick Baldwin(18)	182,440	*	30,000	152,440	*

*	Less than 1%.
(1)	Includes 1,530,000 shares subject to stock options that are exercisable within 60 days of April 30, 2008, of which, if the stock options are exercised, 646,667 shares would be subject to vesting and a right of repurchase in our favor upon Mr. Dalgaard’s cessation of service prior to vesting.
(2)	Includes 150,000 shares subject to stock options that are exercisable within 60 days of April 30, 2008, of which, if the stock options are exercised, 150,000 shares would be subject to vesting and a right of repurchase in our favor upon Mr. Felt’s cessation of service prior to vesting. Also includes an additional 191,667 shares subject to vesting and a right of repurchase in our favor, which right lapses as to 10,416 shares per month.
(3)	Includes 123,333 shares subject to stock options that are exercisable within 60 days of April 30, 2008.
(4)	Includes 187,500 shares subject to stock options that are exercisable within 60 days of April 30, 2008.
(5)	Includes 30,000 shares subject to stock options that are exercisable within 60 days of April 30, 2008, of which, if the stock options are exercised, 22,500 shares would be subject to vesting and a right of repurchase in our favor upon Mr. Burgum’s cessation of service prior to vesting, which right lapses as to 3,750 shares per quarter. An additional 187,500 shares is subject to vesting and a right of repurchase in our favor upon Mr. Burgum’s cessation of service prior to vesting, which right lapses as to 31,250 shares per quarter.
(6)	Includes 31,250 shares subject to vesting and a right of repurchase in our favor upon Mr. Dunn’s cessation of service prior to vesting, which lapses as to 6,250 shares per quarter, 129,699 shares held by Cardinal Venture Affiliates, L.P. (“CVALP”) and 3,473,062 shares held by CVP SBIC, L.P. The sole general partner of CVP SBIC, L.P. is CVSBIC, Inc. (“CVPGP”). CVALP is managed by Cardinal Ventures LLC. Mr. Dunn, Christian Borcher, Derek Blazesky, Joyce Chung and Christopher Hadsell are the members of Cardinal Ventures LLC and the directors of CVPGP, and share voting and investment control over these shares. These Managing Members and directors disclaim beneficial ownership except to the extent of their respective direct pecuniary interests in these shares. The address of Cardinal Ventures is 1010 El Camino Real, Suite 250, Menlo Park, California 94025.
(7)	Mr. McGlashan is a Managing Director of TPG Growth, LLC, the management company for TPG Ventures, L.P., and he does not have voting and investment control with respect to any of the shares held by TPG Ventures, L.P. and disclaims beneficial ownership of any securities held by TPG Ventures, L.P. except to the extent of his pecuniary interest in TPG Ventures, L.P.
(8)	Includes 30,000 shares subject to stock options that are exercisable within 60 days of April 30, 2008, of which, if the stock options are exercised, 18,750 shares would be subject to vesting and a right of repurchase in our favor upon Ms. Nelson’s cessation of service prior to vesting, which right lapses as to 3,750 shares per quarter. An additional 31,250 shares are subject to vesting and a right of repurchase in our favor, which lapses as to 6,250 shares per quarter.
(9)	Includes 31,250 shares subject to vesting and a right of repurchase in our favor upon Mr. Strohm’s cessation of service prior to vesting, which right lapses as to 6,250 shares per quarter, and 12,880,787 shares held by Greylock Equity Limited Partnership. Greylock Equity GP Limited Partnership is the General Partner of Greylock Equity Limited Partnership. Mr. Strohm, Henry F. McCance, Howard E. Cox, Jr., William W. Helman, William S. Kaiser and Roger L. Evans are the General Partners of Greylock Equity GP Limited Partnership and share voting and investment control over these shares and disclaim beneficial ownership except to the extent of their respective direct pecuniary interests in these shares. Also includes 222,010 shares held by Mapache Investments, L.P. Mr. Strohm is a General Partner of Mapache Investments, L.P. Mr. Strohm has voting and investment control over these shares and disclaims beneficial ownership except to the extent of his direct pecuniary interest in these shares.
(10)	Includes 31,250 shares subject to vesting and a right of repurchase in our favor upon Mr. Whorton’s cessation of service prior to vesting, which lapses as to 6,250 shares per quarter.

(footnotes appear on following page)

(11)	Includes 2,179,025 shares subject to stock options that are exercisable within 60 days of April 30, 2008, of which 837,917 shares, if these stock options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon the directors’ and executive officers’ cessation of service prior to vesting.
(12)	Greylock Equity GP Limited Partnership is the General Partner of Greylock Equity Limited Partnership. Mr. Strohm, Henry F. McCance, Howard E. Cox, Jr., William W. Helman, William S. Kaiser and Roger L. Evans are the General Partners of Greylock Equity GP Limited Partnership, share voting and investment control over these shares and disclaim beneficial ownership except to the extent of their respective direct pecuniary interests in these shares. The address of Greylock Equity Limited Partnership is 2929 Campus Drive, Suite 400, San Mateo, California 94403. In February 2005, Greylock Equity Limited Partnership purchased 596,290 shares of our Series D Preferred Stock for an aggregate purchase price of approximately $1.9 million. In May 2006, Greylock Equity Limited Partnership purchased 519,055 shares of our Series E Preferred Stock for an aggregate purchase price of approximately $2.5 million. If the over-allotment option is exercised in full, Greylock Equity Limited Partnership would sell an additional 193,211 shares, resulting in it beneficially owning 11,399,497 shares or 20.8% of the outstanding shares after this offering.
(13)	David Bonderman and James G. Coulter share voting and investment control over these shares and disclaim beneficial ownership except to the extent of their respective individual pecuniary interests in these shares. The address of TPG Ventures, L.P. is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. In February 2005, TPG Ventures, L.P. purchased 672,115 shares of our Series D Preferred Stock for an aggregate purchase price of approximately $1.3 million. In May 2006, TPG Ventures, L.P. purchased 322,969 shares of our Series E Preferred Stock for an aggregate purchase price of approximately $1.6 million.
(14)	Represents 129,699 shares held by CVALP and 3,473,062 shares held by CVP SBIC, L.P. The sole general partner of CVP SBIC, Inc. is CVPGP. CVALP is managed by Cardinal Ventures LLC. Mr. Dunn, Christian Borcher, Derek Blazesky, Joyce Chung and Christopher Hadsell are the members of Cardinal Ventures LLC and the directors of CVPGP, and share voting and investment control over these shares. These managing members and directors disclaim beneficial ownership except to the extent of their respective direct pecuniary interests in these shares. The address of Cardinal Ventures is 1010 El Camino Real, Suite 250, Menlo Park, California 94025. In February 2005, entities affiliated with Cardinal Ventures purchased 302,748 shares of our Series D Preferred Stock for an aggregate purchase price of approximately $569,000. In May 2006, entities affiliated with Cardinal Ventures purchased 208,140 shares of our Series E Preferred Stock for an aggregate purchase price of approximately $999,000. CVP SBIC, L.P. is the entity affiliated with Cardinal Ventures that is a selling stockholder in this offering.
(15)	Based solely on information provided by FMR LLC in its Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008. The address of FMR LLC is 82 Devonshire Street, Boston, MA, 02109. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 3,214,900 shares or 6.463% of our outstanding common stock as a result of acting as investment adviser to various investment companies. The ownership of one investment company, Fidelity Growth Company Fund, amounted to 3,130,000 shares or 6.292% of the common stock outstanding. Fidelity Growth Company Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 3,214,900 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Pyramis Global Advisors Trust Company (“PGATC”), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 200 shares or 0.000% of the outstanding common stock as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 200 shares and sole power to vote or to direct the voting of 0 shares of Common Stock owned by the institutional accounts managed by PGATC as described above.
(16)	Represents 63,691 shares held by Canaan Equity III Entrepreneurs LLC (“CE Entrepreneurs”), 1,220,000 shares held by Canaan Equity, L.P. (“CE”) and 1,705,499 shares held by Canaan Equity III, L.P. (“CE III”). Canaan Equity Partners LLC (“CEP”) is the sole General Partner of CE. CEP has voting and investment control over the shares held by CE. The managers of CEP are John V. Balen, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Guy M. Russo and Eric A. Young. Each manager of CEP disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Canaan Equity Partners III LLC (“CEP III”) is the sole General Partner of CE III and the sole manager of CE Entrepreneurs. CEP III has voting and investment control over these shares held by CE III and CE Entrepreneurs. The managers of CEP III are John V. Balen, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Seth A. Rudnik, Guy M. Russo and Eric A. Young. Each manager of CEP III disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Canaan Partners is 2765 Sand Hill Road, Menlo Park, California 94025. In May 2006, entities affiliated with Canaan Partners purchased 1,769,190 shares of our Series E Preferred Stock for an aggregate purchase price of approximately $8.5 million. CE III is selling 337,400 shares and CE Entrepreneurs is selling 12,600 shares in this offering. If the over-allotment option is exercised in full, CE III and CE Entrepreneurs would sell an additional 50,610 and 1,890 shares, respectively, resulting in entities affiliated with Canaan Partners beneficially owning 2,586,690 shares, or 4.7% of the outstanding shares after this offering.
(17)	Emergence Capital Partners, L.P. is selling 214,304 shares and Emergence Capital Partners SBIC L.P. is selling 85,696 shares.
(18)	Mr. Baldwin acquired ownership of 282,440 shares pursuant to a restricted stock purchase agreement in 2001 and sold 100,000 shares in our initial public offering. Neither we nor our predecessors or affiliates have had a material relationship with Mr. Baldwin during the last three years.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. A description of the material terms and provisions of our restated certificate of incorporation and restated bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to our restated certificate of incorporation and our restated bylaws that are exhibits to the registration statement relating to this prospectus.

As of March 31, 2008, there were outstanding:

•	52,388,273 shares of our common stock; and

•	11,508,390 shares issuable upon exercise of outstanding stock options.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.

The affirmative vote of the holders of a majority of the voting power of all of our then outstanding shares of capital stock entitled to vote, voting together as a single class, will be required to amend or repeal the provisions of the restated certificate of incorporation; provided that any amendment or repeal of matters relating to our Board of Directors, the liability of our directors and provisions to amend the restated certificate of incorporation will require the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our restated certificate of incorporation will eliminate the right of stockholders to cumulate votes for the election of directors. Our restated certificate of incorporation will establish a classified Board of Directors structure, that divides our directors into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

We are authorized, subject to limitations prescribed by Delaware General Corporation Law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our Board of Directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of March 31, 2008, we had options to purchase 11,508,390 shares of our common stock outstanding.

Registration Rights

Pursuant to the terms of our amended and restated investor rights agreement, following this offering, the holders of an aggregate of 21,020,343 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights

At any time, upon the written request of holders of at least 25% of the shares having registration rights that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $15.0 million, we will be obligated to use our best efforts to register such shares. We are required to effect no more than two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders, and are not required to effect the filing of a registration statement during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights

If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to zero if only the stockholders with registration rights have requested that their shares be included in the registration statement and to 25% of the total shares covered by the registration statement if selling stockholders other than the stockholders with registration rights are included in the registration statement.

Form S-3 Registration Rights

If we register any securities for public sale, the holders of at least 20% of the shares having registration rights can request that we register all or a portion of their shares on a Form S-3 if we are eligible to file a registration statement on a Form S-3 and the aggregate price to the public of the shares offered is at least $1,000,000. We are required to file no more than two registration statements on a Form S-3 upon exercise of these rights in any 12-month period. We may postpone the filing of a registration statement on a Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of Registration Rights

The registration rights described above will expire seven years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent all the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90-day period.

Anti-Takeover Provisions

The provisions of the Delaware General Corporation Law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 of the Delaware General Corporation Law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, an asset sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Restated Certificate of Incorporation and Restated Bylaws

Our restated certificate of incorporation and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our Board of Directors to fill vacant directorships. In addition, the number of directors constituting our Board of Directors may be set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our restated certificate of incorporation and restated bylaws provide that our Board of Directors is classified into three classes of directors. The existence of a classified Board of Directors could delay a successful tender offeror from obtaining majority control of our Board of Directors, and the prospect of that delay might deter a potential offeror.

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders are not permitted to cumulate their votes for the election of directors. Our restated certificate of incorporation and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our Board of Directors, our Chairperson of the Board of Directors, our Chief Executive Officer or our President.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election to our Board of Directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. Our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

NASDAQ Global Market Listing

Our common stock is listed on The NASDAQ Global Market under the trading symbol “SFSF.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its telephone number is (303) 262-0600.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus among us, the selling stockholders and the underwriters, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Pacific Crest Securities LLC
ThinkPanmure LLC
Broadpoint Capital, Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares of common stock described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial public offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,131,091 shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering sales in excess of the total number of shares set forth in the table above, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be approximately $      million, the total underwriters’ discounts and commissions paid by us and the selling stockholders would be approximately $      million and $      million, respectively, and the total proceeds to us and the selling stockholders would be approximately $      million and $      million, respectively.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Selling
	Paid by Us		Stockholders		Total
		Full		Full		Full
	No Exercise	Exercise	No Exercise	Exercise	No Exercise	Exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

The estimated offering expenses, exclusive of underwriting discounts and commissions, are approximately $0.6 million.

We, the selling stockholders, certain other significant stockholders and all of our directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, they have agreed not to make any demand for or exercise any right with respect to registration of any shares of our common stock or securities convertible into or exercisable or exchangeable for common stock. Subject to certain exceptions, the restrictions described in (i) and (ii) above do not apply to:

•	the transfer of shares of common stock or other securities acquired by a stockholder in open market transactions if no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	the exercise by a stockholder of an option or warrant to purchase shares of common stock or any security convertible into or exercisable or exchangeable for common stock, provided that the shares of common stock obtained upon such exercise or conversion will be subject to the 90-day restricted period;

•	the entry by a stockholder into a written trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided that sales under any such plan may not occur during the 90-day restricted period;

•	sales of common stock pursuant to a trading plan established prior to this offering in accordance with Rule 10b5-1 under the Exchange Act, provided that the formula, algorithm or computer program is not modified during the 90-day restricted period so as to increase the number of shares of common stock that can be sold pursuant to the plan during the restricted period;

•	the transfer of shares of common stock or any security convertible into common stock by a stockholder as a bona fide gift that does not involve a disposition for value; or

•	the transfer of shares of common stock or any security convertible into common stock that do not involve a disposition for value to limited partners, limited liability company members or stockholders of the stockholder;

provided that, in the case of each of the last two types of transactions, each donee, distributee, transferee or recipient agrees to accept the restrictions described in this paragraph and, in the case of each of the last two types of transactions, no filing under Section 16 of the Exchange Act reporting a reduction of beneficial ownership of shares of common stock is required or voluntarily made in connection with these transactions during this 90-day restricted period.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period or we announce that material news or a material event will occur during this period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission to the extent the common stock does not constitute an “actively traded security” within the definition of Regulation M. In general, a passive market maker may not bid for, or purchase, the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the NASDAQ electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our common stock is listed on The NASDAQ Global Market under the trading symbol “SFSF.”

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust

(where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Certain of the underwriters and their respective affiliates may, from time to time, perform various financial advisory and investment banking services for the company, for which they will receive customary fees and expenses.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California, will act as counsel to the underwriters.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements in our Annual Report on Form 10-K/A for the year ended December 31, 2007 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 5, 2008, as amended by the Form 10-K/A for the year ended December 31, 2007, filed with the SEC on June 3, 2008 (File No. 001-33755).

•	Our Definitive Proxy Statement pursuant to Section 14(a) of the Exchange Act, filed with the SEC on April 22, 2008 (File No. 001-33755).

•	Our Quarterly Report on From 10-Q for the quarter ended March 31, 2008, as filed with the SEC on May 5, 2008 (File No. 001-33755).

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:

SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, CA 94404
(650) 645-2000
sfsf@successfactors.com

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference on the other hand, you should rely on the information contained in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of that contract or other document filed as an exhibit to the registration statement.

We file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C., 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Our Internet address is www.successfactors.com. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website, other than as specifically incorporated by reference in this prospectus, is not part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

SEC registration fee	$3,827.17
FINRA filing fee	10,238.32
Printing and engraving	150,000.00
Legal fees and expenses	100,000.00
Accounting fees and expenses	200,000.00
Blue sky fees and expenses (including legal fees)	5,000.00
Transfer agent and registrar fees	10,000.00
Miscellaneous	84,934.51

Total	$564,000.00

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our restated certificate of incorporation contains provisions that eliminate the personal liability of our directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our restated bylaws provide that:

•	we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	we may indemnify our other employees and agents as set forth in the Delaware General Corporation Law;

•	we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

We entered into indemnity agreements with each of our current directors and executive officers to provide additional contractual assurances regarding the scope of the indemnification set forth in our restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving our director, executive officer or employee regarding which indemnification is sought. Reference is also made to Section 10 of the underwriting agreement filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of our executive officers, directors and controlling persons against certain liabilities. The indemnification provisions in our restated certificate of incorporation and restated bylaws and the indemnification agreements to be entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our and executive officers for liabilities arising under the Securities Act.

We currently carry liability insurance for our directors and officers.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit
Exhibit Title	Number

Form of Underwriting Agreement	1.1
Restated Certificate of Incorporation of Registrant	3.1
Amended and Restated Bylaws of Registrant	3.2
Fourth Amended and Restated Investor Rights Agreement, dated as of May 19, 2006, between Registrant and certain security holders of Registrant	4.2
Form of Indemnity Agreement entered into between Registrant and its directors and executive officers	10.1

Item 15.	Recent Sales of Unregistered Securities

1. Since April 1, 2005, we granted to our officers, employees and consultants options to purchase shares of common stock under our 2001 Stock Option Plan, with per share exercise prices ranging from $0.20 to $1.60, and issued 1,431,219 shares of common stock upon exercise of such stock options. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701, Regulation D or Regulation S promulgated under the Securities Act or Section 4(2) of the Securities Act. With respect to stock options granted in reliance upon Rule 701 promulgated under the Securities Act, we analyzed whether our grant of stock options under our 2001 Stock Option Plan was less than the greater of $1.0 million, 15% of our total assets (measured as of our most recent balance sheet date, if no older than the last fiscal year end) and 15% of our outstanding shares being offered and sold in reliance on Rule 701 promulgated under the Securities Act (measured as of our most recent balance sheet date, if no older than the last fiscal year end) during a 12-month period, as required in Rule 701(d) promulgated under the Securities Act. Within a reasonable period of time before the date of exercise by the recipients of our stock options, when our grant of stock options exceeded $5.0 million, we provided them with the disclosures pursuant to Rule 701(e) promulgated under the Securities Act. Furthermore, at the time our consultants received stock options under our 2001 Stock Option Plan, they were providing bona fide services to us and their services were not in connection with the offer or sale of our securities in a capital-raising transaction, and did not directly or indirectly promote or maintain a market for our securities.

2. In April 2006, we issued an aggregate of 345,793 shares of common stock to Greylock Equity Limited Partnership, a sophisticated accredited investor, pursuant to an exercise of a warrant to purchase an aggregate of 345,793 shares of common stock at an exercise price of $0.50 per share for an aggregate purchase price of approximately $172,897. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

3. In May 2006, we sold an aggregate of 5,203,500 shares of our Series E convertible preferred stock at a purchase price of approximately $4.80 per share for an aggregate purchase price of approximately $25.0 million to 17 sophisticated accredited investors. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

4. In June 2006, we issued a warrant to purchase an aggregate of 333,023 shares of Series E convertible preferred stock at an exercise price of approximately $4.80 per share to Lighthouse Capital Partners V, L.P., a sophisticated accredited investor (“Lighthouse”), in connection with the loan and security agreement whereby

Lighthouse provided a line of credit to borrow up to $20.0 million. In December 2006 and October 2007, in connection with our borrowing of an additional $10.0 million and pursuant to the terms of the loan and security agreement, we increased the amount of shares of Series E convertible preferred stock exercisable under the warrant by 83,256 shares each time. These transactions were exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

5. In April 2007, we issued a warrant to purchase an aggregate of 4,162 shares of Series E convertible preferred stock at an exercise price of approximately $4.80 per share to KarrScheffel, LLC, a sophisticated accredited investor in connection with the recruitment of an executive officer. In August 2007, KarrScheffel, LLC exercised its warrant at an exercise price of approximately $4.80 per share for an aggregate purchase price of approximately $19,977.60 and we issued 4,162 shares of Series E convertible preferred stock. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

6. In May 2008, we issued an aggregate of 287,033 shares of our common stock to Lighthouse pursuant to the exercise of a warrant to purchase a maximum of 499,535 shares of Series E Preferred Stock at an exercise price of $4.80446 per share. This warrant was exercised on a net basis. Accordingly, no additional consideration was paid by Lighthouse. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

The foregoing transactions were private placements as there were no involvement of underwriters, underwriting discounts or commissions, or public offerings of our securities. All recipients of the foregoing transactions received adequate information about us, had an opportunity to discuss our business with us and had access, through their relationships with us, to such information. In particular, with regard to sales identified in paragraphs 2 and 3, each of the recipients were represented by counsel, and we provided to such counsel diligence documents typically provided in venture capital financings, including but not limited to, our material agreements and minutes of meetings and actions by written consent of our Board of Directors and our stockholders, and provided to each of the recipients representations and warranties regarding, among other things, our business, capitalization, employees and material agreements. We provided to the recipient in paragraph 4 specific financial information related to us and representations and warranties regarding, among other things, our securities, charters and capitalization. We also provided to the recipient in paragraph 5 specific information about our business and management in connection with the services provided by such recipient. In addition, with regard to sales identified in paragraphs 2 through 6, each of the recipients of securities represented to us in the documents memorializing the transactions that they were “accredited investors” as defined in Rule 501(a) promulgated in the Securities Act and sophisticated and their intention to acquire the securities was for investment only and not with a view to or for sale in connection with any distribution thereof. Furthermore, we affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.  The following exhibits are included herein or incorporated herein by reference:

Exhibit
Number		Description

1	.1+	Form of Underwriting Agreement.
3.1		Restated Certificate of Incorporation of Registrant.(1)
3.2		Amended and Restated Bylaws of Registrant.(1)
4.1		Form of Registrant’s common stock certificate.(2)
4.2		Fourth Amended and Restated Investor Rights Agreement, dated as of May 19, 2006, between Registrant and certain security holders of Registrant.(3)
5	.1+	Opinion of Fenwick & West LLP.
10.1		Form of Indemnity Agreement entered into between Registrant and its directors and executive officers.(3)
10.2		2001 Stock Option Plan.(3)
10.3		Form of Stock Option Agreement and Stock Option Exercise Agreement under the 2001 Stock Option Plan.(3)
10.4		2007 Equity Incentive Plan.(4)
10.5		Form of Notice of Stock Option Grant, Stock Option Agreement and Stock Option Exercise Agreement, Notice of Restricted Stock Award Grant and Restricted Stock Purchase Agreement, Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement, Notice of Stock Bonus Award Grant and Stock Bonus Agreement and Notice of Stock Appreciation Right Grant and Stock Appreciation Right Agreement under the 2007 Equity Incentive Plan.(5)
10.6		Offer Letter, dated October 10, 2006, between Registrant and Bruce C. Felt, Jr.(3)
10.7		Offer Letter, dated April 3, 2001, between Registrant and Luen Au.(3)
10.8		Office Lease Agreement, dated August 24, 2006, between Registrant and CLPF-BridgePointe, L.P.(3)
10.9		e-business Hosting Agreement, dated June 30, 2003, between Registrant and International Business Machines Corporation.(3)
10.10		Series E Preferred Stock Purchase Agreement, dated May 19, 2006, between Registrant and certain Stockholders of Registrant.(3)
10.11		Series D Preferred Stock Purchase Agreement, dated February 11, 2005, between Registrant and certain Stockholders of Registrant.(3)
10.12		Loan and Security Agreement, dated June 7, 2006, between Registrant and Lighthouse Capital Partners V, L.P.(3)
10.13		Employment Letter Agreement, dated July 19, 2007, between Registrant and Lars Dalgaard.(3)
10.14		Offer Letter, dated July 16, 2007, between Registrant and Paul Albright.(1)
10.15		Offer Letter, dated August 28, 2007, between Registrant and James Larson.(1)
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23	.2+	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1		Power of Attorney (contained on page II-6).
99.1		Registrant Employee Welcome Letter.(6)

+	to be filed by amendment
(1)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.
(2)	Incorporated by reference to the Exhibits filed with Amendment No. 4 to the Company’s Registration Statement on Form S-1, filed on October 31, 2007 (File No. 333-144758).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Registration Statement on Form S-1, filed on July 20, 2007 (File No. 333-144758).
(4)	Incorporated by reference to the Exhibits filed with Amendment No. 8 to the Company’s Registration Statement on Form S-1, filed on November 13, 2007 (File No. 333-144758).
(5)	Incorporated by reference to the Exhibits filed with Amendment No. 7 to the Company’s Registration Statement on Form S-1, filed on November 9, 2007 (File No. 333-144758).
(6)	Incorporated by reference to the Exhibit filed with Amendment No. 1 Company’s Registration Statement on Form S-1, filed on August 31, 2007 (File No. 333-144758).

(b) Financial Statement Schedules.  All financial statement schedules are omitted because they are not applicable or the information is included in Registrant’s consolidated financial statements or related notes.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on this 2nd day of June 2008.

SUCCESSFACTORS, INC.

By:	/s/ Lars Dalgaard
Lars Dalgaard
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lars Dalgaard, Bruce C. Felt, Jr. and Julian K. Ong, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lars Dalgaard Lars Dalgaard	President, Chief Executive Officer and Director (Principal Executive Officer)	June 2, 2008

/s/ Bruce C. Felt, Jr. Bruce C. Felt, Jr.	Chief Financial Officer (Principal Accounting and Financial Officer)	June 2, 2008

/s/ David N. Strohm David N. Strohm	Chairperson of the Board of Directors	June 2, 2008

/s/ Douglas J. Burgum Douglas J. Burgum	Director	June 2, 2008

/s/ Eric C.W. Dunn Eric C.W. Dunn	Director	June 2, 2008

/s/ William E. McGlashan, Jr. William E. McGlashan, Jr.	Director	June 2, 2008

Signature	Title	Date

/s/ Elizabeth A. Nelson Elizabeth A. Nelson	Director	June 2, 2008

/s/ David G. Whorton David G. Whorton	Director	June 2, 2008

EXHIBIT INDEX

Exhibit
Number		Description

1	.1+	Form of Underwriting Agreement.
3.1		Restated Certificate of Incorporation of Registrant.(1)
3.2		Amended and Restated Bylaws of Registrant.(1)
4.1		Form of Registrant’s common stock certificate.(2)
4.2		Fourth Amended and Restated Investor Rights Agreement, dated as of May 19, 2006, between Registrant and certain security holders of Registrant.(3)
5	.1+	Opinion of Fenwick & West LLP.
10.1		Form of Indemnity Agreement entered into between Registrant and its directors and executive officers.(3)
10.2		2001 Stock Option Plan.(3)
10.3		Form of Stock Option Agreement and Stock Option Exercise Agreement under the 2001 Stock Option Plan.(3)
10.4		2007 Equity Incentive Plan.(4)
10.5		Form of Notice of Stock Option Grant, Stock Option Agreement and Stock Option Exercise Agreement, Notice of Restricted Stock Award Grant and Restricted Stock Purchase Agreement, Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement, Notice of Stock Bonus Award Grant and Stock Bonus Agreement and Notice of Stock Appreciation Right Grant and Stock Appreciation Right Agreement under the 2007 Equity Incentive Plan.(5)
10.6		Offer Letter, dated October 10, 2006, between Registrant and Bruce C. Felt, Jr.(3)
10.7		Offer Letter, dated April 3, 2001, between Registrant and Luen Au.(3)
10.8		Office Lease Agreement, dated August 24, 2006, between Registrant and CLPF-BridgePointe, L.P.(3)
10.9		e-business Hosting Agreement, dated June 30, 2003, between Registrant and International Business Machines Corporation.(3)
10.10		Series E Preferred Stock Purchase Agreement, dated May 19, 2006, between Registrant and certain Stockholders of Registrant.(3)
10.11		Series D Preferred Stock Purchase Agreement, dated February 11, 2005, between Registrant and certain Stockholders of Registrant.(3)
10.12		Loan and Security Agreement, dated June 7, 2006, between Registrant and Lighthouse Capital Partners V, L.P.(3)
10.13		Employment Letter Agreement, dated July 19, 2007, between Registrant and Lars Dalgaard.(3)
10.14		Offer Letter, dated July 16, 2007, between Registrant and Paul Albright.(1)
10.15		Offer Letter, dated August 28, 2007, between Registrant and James Larson.(1)
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23	.2+	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1		Power of Attorney (contained on page II-6).
99.1		Registrant Employee Welcome Letter.(6)

+	to be filed by amendment
(1)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.
(2)	Incorporated by reference to the Exhibits filed with Amendment No. 4 to the Company’s Registration Statement on Form S-1, filed on October 31, 2007 (File No. 333-144758).
(3)	Incorporated by reference to the Exhibits filed with the Company’s Registration Statement on Form S-1, filed on July 20, 2007 (File No. 333-144758).
(4)	Incorporated by reference to the Exhibits filed with Amendment No. 8 to the Company’s Registration Statement on Form S-1, filed on November 13, 2007 (File No. 333-144758).
(5)	Incorporated by reference to the Exhibits filed with Amendment No. 7 to the Company’s Registration Statement on Form S-1, filed on November 9, 2007 (File No. 333-144758).
(6)	Incorporated by reference to the Exhibit filed with Amendment No. 1 Company’s Registration Statement on Form S-1, filed on August 31, 2007 (File No. 333-144758).